Exhibit 99.7

[EXECUTION VERSION]

INDENTURE

Among

FORTIS INC.

As the Corporation

AND

THE BANK OF NEW YORK MELLON

As U.S. Trustee

AND

BNY TRUST COMPANY OF CANADA

As Canadian Co-Trustee

Dated as of October 4, 2016

CERTAIN SECTIONS OF THIS INDENTURE RELATING TO
SECTIONS 310 THROUGH 318, INCLUSIVE, OF THE TRUST

INDENTURE ACT:

Trust Indenture		Indenture
Act Section		Section
Section 310	(a)(1)	609
	(a)(2)	609
	(a)(3)	Not Applicable
	(a)(4)	Not Applicable
	(b)	608
		610
Section 311	(a)	613
	(b)	613
Section 312	(a)	701
		702
	(b)	702
	(c)	702
Section 313	(a)	703
	(b)	703
	(c)	703
	(d)	703
Section 314	(a)	704
	(a)(4)	101
		1004
	(b)	Not Applicable
	(c)(1)	102
	(c)(2)	102
	(c)(3)	Not Applicable
	(d)	Not Applicable
	(e)	102
Section 315	(a)	601
	(b)	602
	(c)	601
	(d)	601
	(e)	514
Section 316	(a)	101
	(a)(1)(A)	502
		512
	(a)(1)(B)	513
	(a)(2)	Not Applicable
	(b)	508
	(c)	104
Section 317	(a)(1)	503
	(a)(2)	504
	(b)	1003
Section 318	(a)	107

Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

i

		Page
Section 1405.	Right of Trustee to Hold Senior Indebtedness	70
Section 1406.	Article Fifteen Not to Prevent Events of Default	70
Section 1407.	No Fiduciary Duty of Trustees to Holders of Senior Indebtedness	70

EXHIBITS

Exhibit A	FORM OF SECURITY
Exhibit B	FORM OF CERTIFICATE OF TRANSFER
Exhibit C	FORM OF CERTIFICATE OF EXCHANGE

INDENTURE, dated as of October 4, 2016, among Fortis Inc., a corporation duly continued and existing under the laws of the province of Newfoundland and Labrador, Canada (herein called the “Corporation”), having its principal office at Fortis Place, Suite 1100, 5 Springdale Street, St. John’s, Newfoundland and Labrador, Canada, A1E 034, The Bank of New York Mellon, a New York banking corporation, as Trustee (herein called the “U.S. Trustee”) and BNY Trust Company of Canada, as Trustee (herein called the “Canadian Co-Trustee”).  The U.S. Trustee and the Canadian Co-Trustee are each also individually referred to in this Indenture as a “Trustee” and collectively, as the “Trustees”.

RECITALS OF THE CORPORATION

The Corporation has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the “Securities”), to be issued in one or more series as in this Indenture provided.

All things necessary to make this Indenture a valid agreement of the Corporation, in accordance with its terms, have been done.

Now, Therefore, This Indenture Witnesseth:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

ARTICLE ONE

Definitions and Other

Provisions of General Application

Section 101.                            Definitions.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)                                 the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2)                                 all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(3)                                 all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in the United States of America;

(4)                                 unless the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this Indenture; and

(5)                                 the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

“Act,” when used with respect to any Holder, has the meaning specified in Section 104.

“Additional Amounts” has the meaning specified in Section 1002.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Securities, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

“Authenticating Agent” means any Person authorized by a Trustee pursuant to Section 614 to act on behalf of a Trustee to authenticate Securities of one or more series.

“Authorized Denomination” has the meaning specified in Section 203.

“Board of Directors” means either the board of directors of the Corporation or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Corporation to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustees.

“Broker-Dealer” has the meaning set forth in the Registration Rights Agreement applicable to such Securities, if any.

“Business Day,” means a day other than (i) a Saturday or a Sunday, (ii) a day on which banking institutions in New York City, New York, Toronto, Ontario or St. John’s, Newfoundland and Labrador are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Corporate Trust Office of a Trustee is closed for business.

“Canadian Co-Trustee” means the Person named as the “Canadian Co-Trustee” in the first paragraph of this instrument until a successor Canadian Co-Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Canadian Co-Trustee” shall mean or include each Person who is then a Canadian Co-Trustee hereunder, unless there has ceased to be a Canadian Co-Trustee under this Indenture pursuant to Section 610.

“Canadian Resale Legend” means the legend provided for in Section 202(1)(A).

“Canadian Trust Indenture Legislation” means, at any time, statutory provisions relating to trust indentures and the rights, duties and obligations of trustees under the trust indentures and of bodies corporate issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to this Indenture, and at the date of this Indenture includes the applicable provisions of the Trust and Loan Corporations Act (Newfoundland and Labrador), the Trust and Loan Companies Act (Canada), the Business Corporations Act (Ontario) and the Corporations Act (Newfoundland and Labrador) and any statute that may be substituted therefor, as from time to time amended, and any other statute of Canada or a province thereof and of the regulations under any such statute.

“Change in Tax Law” has the meaning specified in Section 1107.

“Clearstream” means Clearstream Banking, S.A.

“Commission” means the Securities and Exchange Commission, from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Company Request” or “Company Order” means a written request or order signed in the name of the Corporation by its Chairman of the Board, its Chief Executive Officer, its Chief Financial Officer, its President, a Vice President, its Treasurer, or an Assistant Treasurer, and by its Secretary or an Assistant Secretary, and delivered to the Trustees.

“Corporate Trust Office” means the office of a Trustee designated by such Trustee at which at any particular time its corporate trust business shall be administered, which office at the date hereof is located at 101 Barclay Street, Floor 7E New York, New York 10286 in the case of the U.S. Trustee and at 320 Bay Street, 11th Floor, Toronto, Ontario, Canada M5H 4A6 in the case of the Canadian Co-Trustee.

“Corporation” means the Person named as the “Corporation” in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Corporation” shall mean such successor Person.

“corporation” means a corporation, association, company, limited liability company, joint-stock company or business trust.

“Covenant Defeasance” has the meaning specified in Section 1203.

“Currency” means any currency or currencies, composite currency or currency unit or currency units, including, without limitation, the Euro, issued by the government of one or more countries or by any recognized confederation or association of such governments.

“Custodian” means the custodian with respect to any Global Security appointed by DTC, or any successor Person thereto, and shall initially be the U.S. Trustee.

“Defaulted Interest” has the meaning specified in Section 307.

“Defeasance” has the meaning specified in Section 1202.

“Definitive Security” means a certificated Security registered in the name of the Holder thereof and issued in accordance with Section 306 hereof substantially in the form of Exhibit A hereto, except that such Security shall not bear the Global Security Legend and shall not have the “Schedule of Exchanges of Interests in the Global Security” attached thereto.

“Depositary” means, with respect to Securities of any series issuable in whole or in part in the form of one or more Global Securities, a clearing agency registered under the Exchange Act that is designated to act as Depositary for such Securities as contemplated by Section 301.

“DTC” means The Depository Trust Company.

“Euroclear” means Euroclear Bank, S.A./N.V., as operator of the Euroclear system.

“Event of Default” has the meaning specified in Section 501.

“Exchange Act” means the Securities Exchange Act of 1934 and any statute successor thereto, in each case as amended from time to time.

“Exchange Offer”  means, with respect to any Securities, the “Exchange Offer” referenced in the Registration Rights Agreement applicable to such Securities, if any.

“Exchange Registration Statement” means, with respect to any Securities, the “Exchange Registration Statement” referenced in the Registration Rights Agreement applicable to such Securities, if any.

“Exchange Securities” means Securities issued in an Exchange Offer pursuant to Section 306(f) hereof.

“Expiration Date” has the meaning specified in Section 104.

“First Currency” has the meaning specified in Section 116.

“Global Security” means a Security that evidences all or part of the Securities of any series which is issued to a Depositary or a nominee thereof for such series in accordance with Section 301(18).

“Global Security Legend” means the legend set forth in Section 202(2) hereof, which is required to be placed on all Global Securities issued under this Indenture.

“Government Obligation” has the meaning specified in Section 1204.

“Holder” means a Person in whose name a Security is registered in the Register.

“Indenture” means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this instrument and any such supplemental indenture, respectively.  The term “Indenture” shall also include the terms of particular series of Securities established as contemplated by Section 301.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Security through a Participant.

“interest,” when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

“Interest Payment Date,” when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

“Letter of Transmittal” means the letter of transmittal to be prepared by the Corporation and sent to all Holders of the applicable Securities for use by such Holders in connection with an Exchange Offer, if applicable.

“Judgment Currency” has the meaning specified in Section 115.

“Maturity,” when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Minimum Authorized Denomination” has the meaning specified in Section 203.

“MJDS” means the U.S./Canada Multijurisdictional Disclosure System adopted by the Commission and Canadian securities regulators.

“Non-U.S. Person” means a Person who is not a U.S. Person.

“Notice of Default” means a written notice of the kind specified in Section 501(3).

“Officer’s Certificate” means a certificate signed by the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, a Vice President, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation, and delivered to the Trustees.

“Opinion of Counsel” means a written opinion of counsel, who may be counsel for the Corporation, or other counsel who shall be reasonably acceptable to the Trustees.

“Original Issue Discount Security” means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502.

“Other Currency” has the meaning specified in Section 116.

“Outstanding,” when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(1)                                 Securities theretofore cancelled by a Trustee or delivered to a Trustee for cancellation;

(2)                                 Securities for whose payment or redemption the necessary amount of money or money’s worth has been theretofore deposited with a Trustee or any Paying Agent (other than the Corporation) in trust or set aside and segregated in trust by the Corporation (if the Corporation shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to such Trustee has been made;

(3)                                 Securities as to which Defeasance has been effected pursuant to Section 1202; and

(4)                                 Securities which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to a Trustee proof satisfactory to it that such Securities are held by a protected purchaser in whose hands such Securities are valid obligations of the Corporation;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, (A) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date pursuant to Section 502, (B) if, as of such date, the principal amount payable at the Stated Maturity of a Security is not determinable, the principal amount of such Security which shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 301, (C) the principal amount of a Security denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. dollar equivalent, determined as of such date in the manner provided as contemplated by Section 301, of the principal amount of such Security (or, in the case of a Security described in Clause (A) or (B) above, of the amount determined as provided in such Clause), and (D) Securities owned by the Corporation or any other obligor upon the Securities or any Affiliate of the Corporation or of such other obligor, whether of record or beneficially, shall be disregarded and deemed not to be Outstanding, except that, in determining whether a Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which such Trustee actually knows to be so owned shall be so disregarded.  Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of a Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Corporation or any other obligor upon the Securities or any Affiliate of the Corporation or of such other obligor.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

“Paying Agent” means any Person authorized by the Corporation to pay the principal of or any premium, Additional Amounts or interest on any Securities on behalf of the Corporation.

“Periodic Offering” means an offering of Securities of a series from time to time the specific terms of which Securities, including without limitation the rate or rates of interest or formula for determining the rate or rates of interest thereon, if any, the Stated Maturity or Maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Corporation upon the issuance of such Securities.

“Person” means any individual, corporation, partnership, limited liability company or corporation, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Place of Payment,” when used with respect to the Securities of any series, means the place or places where the principal of and any premium and interest on the Securities of that series are payable as specified as contemplated by Section 301.

“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as such mutilated, destroyed, lost or stolen Security.

“Private Placement Legend” means the legend set forth in Section 202(1) hereof, to be placed on Securities issued under this Indenture issued pursuant to Rule 144A or Regulation S.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“rate(s) of exchange” has the meaning specified in Section 115.

“Redemption Date,” when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price,” when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Register” and “Registrar” have the respective meanings specified in Section 305.

“Regular Record Date” for the interest payable on any Interest Payment Date on the Securities of any series means the date specified for that purpose as contemplated by Section 301.

“Registration Rights Agreement” means any Registration Rights Agreement among the Corporation and the other parties named on the signature pages thereof entered into in connection with the issuance of any Restricted Security, as such agreement may be amended, modified or supplemented from time to time.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Security” means a Global Security substantially in the form of Exhibit A hereto bearing the Global Security Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Securities sold in reliance on Rule 903 of Regulation S.

“Relevant Taxing Jurisdiction” has the meaning specified in Section 1002.

“Required Currency” has the meaning specified in Section 115.

“Responsible Officer,” when used with respect to either Trustee, means an officer of such Trustee in its Corporate Trust Office, having direct responsibility for the administration of this Indenture, and also, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of such officer’s knowledge of and familiarity with the particular subject.

“Restricted Definitive Security” means a Definitive Security bearing the Private Placement Legend.

“Restricted Global Security” means a Global Security bearing the Private Placement Legend.

“Restricted Period” means the 40-day distribution compliance period as defined in Regulation S.

“Restricted Security” means any Restricted Definitive Security or Restricted Global Security.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 144A Global Security” means a Global Security substantially in the form of Exhibit A hereto bearing the Global Security Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Security sold in reliance on Rule 144A.

“Rule 903” means Rule 903 promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“Securities” has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.

“Securities Act” means the Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time.

“Senior Indebtedness” means all obligations or indebtedness of, or guaranteed or assumed by, the Corporation, whether or not represented by bonds, debentures, notes or similar instruments, for borrowed money, and any amendments, renewals, extensions, modifications and refundings of any such obligations or indebtedness, unless in the instrument creating or evidencing any such indebtedness or obligations or pursuant to which the same is outstanding it is specifically stated, at or prior to the time the Corporation becomes liable in respect thereof, that any such obligation or indebtedness or such amendment, renewal, extension, modification and refunding thereof is not Senior Indebtedness.

“Shelf Registration Statement” means, with respect to any Securities, the “Shelf Registration Statement” referenced in the Registration Rights Agreement applicable to such Securities, if any.

“Special Record Date” for the payment of any Defaulted Interest means a date fixed by the Trustees pursuant to Section 307.

“Stated Maturity,” when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the date on which the principal of such Security or such installment of principal or interest is due and payable, in the case of such principal, as such date may be advanced or extended as provided pursuant to the terms of such Security and this Indenture.

“Subordinated Security” means any security issued under this Indenture which is designated as a Subordinated Security.

“Taxes” has the meaning specified in Section 1002.

“Tax Redemption Date” has the meaning specified in Section 1107.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939 as in force at the date as of this Indenture; provided, however, that in the event the U.S. Trust Indenture Act of 1939 is amended after such date, “Trust Indenture Act” shall mean, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

“Trust Indenture Legislation” means the Trust Indenture Act and, if there is at the relevant time a Canadian Co-Trustee hereunder, the Canadian Trust Indenture Legislation.

“Trustee” or “Trustees” means the Person named as the “U.S. Trustee” and the “Canadian Co-Trustee” in the first paragraph of this instrument until a successor of either Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” or “Trustees” shall mean or include each Person who is then a Trustee hereunder.  If the Canadian Co-Trustee resigns or is removed and, pursuant to Section 610, the Corporation is not required to appoint a successor Trustee to the Canadian Co-Trustee, and “Trustee”, “Trustees” and any reference to “the Trustees” shall mean the U.S. Trustee.

“Unrestricted Definitive Security” means a Definitive Security that does not bear and is not required to bear the Private Placement Legend.

“Unrestricted Global Security” means a Global Security that does not bear and is not required to bear the Private Placement Legend.

“U.S. Person” means a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

“U.S. Trustee” means the Person named as the “U.S. Trustee” in the first paragraph of this instrument until a successor U.S. Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “U.S. Trustee” shall mean or include each Person who is then a U.S. Trustee hereunder.

“Writing” has the meaning specified in Section 615.

Section 102.                            Compliance Certificates and Opinions.

Upon any application or request by the Corporation to either Trustee to take any action under any provision of this Indenture, the Corporation shall furnish to the applicable Trustee such certificates and opinions as may be required under the Trust Indenture Legislation.  Each such certificate or opinion shall be given in the form of an Officer’s Certificate, if to be given by an officer of the Corporation, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Legislation and any other requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except for Officer’s Certificates delivered under Section 1004) shall include

(1)                                 a statement that the individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2)                                 a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)                                 a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)                                 a statement as to whether, in the opinion of such individual, such condition or covenant has been complied with.

Section 103.                            Form of Documents Delivered to Trustees.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Corporation may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous.  Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Corporation stating that the information with respect to such factual matters is in the possession of the Corporation, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Whenever, subsequent to the receipt by either Trustee of any Board Resolution, Officer’s Certificate, Opinion of Counsel or other document or instrument, a clerical, typographical or other inadvertent or unintentional error or omission shall be discovered therein, a new document or instrument may be substituted therefor in corrected form with the same force and effect as if originally filed in the corrected form and, irrespective of the date or dates of the actual execution and delivery thereof, such substitute document or instrument shall be deemed to have been executed and delivered as of the date or dates required with respect to the document or instrument for which it is substituted. Anything in this Indenture to the contrary notwithstanding, if any such corrective document or instrument indicates that action has been taken by or at the request of the Corporation which could not have been taken had the original document or instrument not contained such error or omission, the action so taken shall not be invalidated or otherwise rendered ineffective but shall be and remain in full force and effect, except to the extent that such action was a result of willful misconduct or bad faith.  Without limiting the generality of the foregoing, any Securities issued under the authority of such defective document or instrument shall nevertheless be the valid obligations of the Corporation entitled to the benefits of this Indenture equally and ratably with all other Outstanding Securities, except as aforesaid.

Section 104.                            Acts of Holders; Record Dates.

Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument is, or instruments are, delivered to a Trustee and, where it is hereby expressly required, to the Corporation.  Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 601) conclusive in favor of the Trustees and the Corporation, if made in the manner provided in this Section.

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof.  Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority.  The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which a Trustee deems sufficient.

The ownership of Securities shall be proved by the Register.

Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustees or the Corporation in reliance thereon, whether or not notation of such action is made upon such Security.

The Corporation may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities of such series; provided that the Corporation may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph.  If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of the relevant series on such record date, and no other Holders, shall be entitled to take or revoke the relevant action, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date.  Nothing in this paragraph shall be construed to prevent the Corporation from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken.  Promptly after any record date is set pursuant to this paragraph, the Corporation, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustees in writing and to each Holder of Securities of the relevant series in the manner set forth in Section 106.

The Trustees may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 502, (iii) any request to institute proceedings referred to in Section 507(2) or (iv) any direction referred to in Section 512, in each case with respect to Securities of such series.  If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of the applicable series on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction or to revoke the same, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date.  Nothing in this paragraph shall be construed to prevent the Trustees from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken.  Promptly after any record date is set pursuant to this paragraph, the Trustees, at the Corporation’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be sent to the Corporation in writing and to each Holder of Securities of the relevant series in the manner set forth in Sections 105 and 106.

With respect to any record date set pursuant to this Section, the party hereto which sets such record date may designate any day as the applicable “Expiration Date” and from time to time may change such Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of such proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Securities of the relevant series in the manner set forth in Section 106, on or prior to the applicable existing Expiration Date.  If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph.  Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

Section 105.                            Notices, Etc., to Trustees and Corporation.

Any request,  demand,  authorization, direction,  notice,  consent,  waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1)                                 the U.S. Trustee by the Canadian Co-Trustee, any Holder or by the Corporation shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the U.S. Trustee at its Corporate Trust Office, Attention: International Corporate Trust, or

(2)                                 the Canadian Co-Trustee by the U.S. Trustee, any Holder or the Corporation shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Canadian Co-Trustee at its Corporate Trust Office, Attention: Corporate Trust Administration, or

(3)                                 the Corporation by a Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Corporation addressed to it at the address of its principal office specified in the first paragraph of this instrument, Attention:  Chief Financial Officer, or at any other address previously furnished in writing to a Trustee by the Corporation.

The Trustees shall have the right to accept and act upon instructions, including funds transfer instructions (“Instructions”) given pursuant to this Indenture and delivered using electronic means; provided, however, that the Corporation shall provide to each Trustee an incumbency certificate listing officers with the authority to provide such Instructions (“Authorized Officers”) and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Corporation whenever a person is to be added or deleted from the listing.  If the Corporation elects to give the Trustees Instructions using electronic means and the Trustees in their discretion elect to act upon such Instructions, each such Trustee’s understanding of such Instructions shall be deemed controlling.  The Corporation understands and agrees that the Trustees cannot determine the identity of the actual sender of such Instructions and that the Trustees may conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to either Trustee have been sent by such Authorized Officer.  The Corporation shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustees and that the Corporation and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and authentication keys upon receipt by the Corporation.  The Trustees shall not be liable for any losses, costs or expenses arising directly or indirectly from each respective Trustee’s reliance upon and compliance with such Instructions notwithstanding that such directions may conflict or be inconsistent with a subsequent written instruction. The Corporation agrees:  (i) to assume all risks arising out of the use of electronic means to submit Instructions to the Trustees, including without limitation the risk of the Trustees acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to either Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Corporation; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify either Trustee immediately upon learning of any compromise or unauthorized use of the security procedures.

Section 106.                            Notice to Holders; Waiver.

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his or her address as it appears in the Register, or sent electronically through the Applicable Procedures of the Depositary, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice.  In any case where notice to Holders is given by mail or sent electronically, neither the failure to mail or send such notice, nor any defect in any notice so mailed or sent, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.  Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with either Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail or by electronic transmission, then such notification as shall be made with the approval of the Trustees (not to be unreasonably withheld, conditioned or delayed) shall constitute a sufficient notification for every purpose hereunder.

Section 107.                            Conflict with Trust Indenture Legislation.

If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Legislation which is required thereunder to be a part of and govern this Indenture, the Trust Indenture Legislation provision shall control.  If any provision of this Indenture modifies or excludes any provision of the Trust

Indenture Legislation which may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or to be excluded, as the case may be.

Section 108.                            Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 109.                            Successors and Assigns.

All covenants and agreements in this Indenture by the Corporation shall bind its successors and assigns, whether so expressed or not.

Section 110.                            Separability Clause

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 111.                            Benefits of Indenture.

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto, their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 112.                            Governing Law; Waiver of Trial by Jury.

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

Each of the Corporation, the Trustees and any Holder by its acceptance of any Securities irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Indenture or the transactions contemplated hereby.

Section 113.                            Consent to Jurisdiction and Service of Process.

The Corporation submits to the non-exclusive jurisdiction of any New York State or Federal court sitting in New York City over any suit, action or proceeding arising out of or relating to this Indenture or any Security.  The Corporation irrevocably waives, to the fullest extent permitted by law, any objection that it may have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum.  The Corporation agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Corporation and may be enforced in the courts of Canada (or any other courts to the jurisdiction of which the Corporation is subject) by a suit upon such judgment, provided that service of process is effected upon the Corporation in the manner specified in the following paragraph or as otherwise permitted by law; provided, however, that the Corporation does not waive, and the foregoing provisions of this sentence shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment or (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration or review of, any such judgment.

As long as any Securities remain outstanding, the Corporation will at all times have an authorized agent in the Borough of Manhattan, New York City upon whom process may be served in any legal action or proceeding arising out of or relating to the Indenture or any Security.  Service of process upon such agent and written notice of such service mailed or delivered to the Corporation shall to the extent permitted by law, be deemed in every respect effective service of process upon the Corporation in any such legal action or proceeding.  The Corporation shall appoint in one or more indentures supplemental hereto, on or prior to the issuance of Securities of any series, an agent for such purpose with respect to such series, and covenants and agrees that service of process in any such legal action or proceeding may be made upon it at the office of such agent at the address provided (or at such other address or to such other agent in the Borough of Manhattan, New York City as the Corporation may designate in a written notice to the Trustees).

The Corporation hereby consents to process being served in any suit, action or proceeding of the nature referred to in the preceding paragraphs by service upon such agent together with the mailing of a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the Corporation in St. John’s, Newfoundland and Labrador set forth in the first paragraph of this Indenture or to any other address of which the Corporation shall have given written notice to the Trustees.  The Corporation irrevocably waives, to the fullest extent permitted by law, all claim or error by reason of any such service (but does not waive any right to assert lack of subject matter jurisdiction) and agrees that such service (i) shall be deemed in every respect effective service of process upon the Corporation in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to the Corporation.

Nothing in this Section shall affect the right of the Trustees or any Holder to serve process in any manner permitted by law or limit the right of the Trustees to bring proceedings against the Corporation in the courts of any jurisdiction or jurisdictions.

Section 114.                            Legal Holidays.

In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Securities (other than a provision of any Security which specifically states that such provision shall apply in lieu of this Section)) payment of interest or principal (and premium and Additional Amounts, if any) need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity.

Section 115.                            Conversion of Currency.

(1)                                 The Corporation covenants and agrees that the following provisions shall apply to conversion of Currency in the case of the Securities and this Indenture:

(A)                       If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other Currency (the “Judgment Currency”) an amount due or contingently due under the Securities of any series and this Indenture (the “Required Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which a final judgment which is not appealable or is not appealed is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(B)                       If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment referred to in (A) above is given or an order of endorsement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Corporation shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Required Currency originally due.

(2)                                 In the event of the winding-up of the Corporation at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Corporation shall indemnify and hold the Holders of Securities and the Trustees harmless against any deficiency arising or resulting from any variation in rates of exchange between (A) the date as of which the equivalent of the amount in the Required Currency due or contingently due under the Securities and this Indenture (other than under this Subsection (2)) is calculated for the purposes of such winding-up and (B) the final date for the filing of proofs of claim in such winding-up.  For the purpose of this Subsection (2) the final date for the filing of proofs of claim in the winding-up of the Corporation shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Corporation may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(3)                                 The obligations of the Corporation contained in Subsections (1)(B) and (2) of this Section shall constitute separate and independent obligations from its other obligations under the Securities and this Indenture, shall give rise to separate and independent causes of action against the Corporation, shall apply irrespective of any waiver or extension granted by any Holder or the Trustees from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Corporation for a liquidated sum in respect of amounts due hereunder (other than under Subsection (2) above) or under any such judgment or order.  Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustees, as the case may be, and no proof or evidence of any actual loss shall be required by the Corporation or the applicable liquidator.  In the case of Subsection (2) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(4)                                 The term “rate(s) of exchange” shall mean the Bank of Canada noon rate for purchases on the relevant date of the Required Currency with the Judgment Currency, as reported on the “Exchange Rates-Daily noon rates” page of the website of the Bank of Canada (or by such other means of reporting the Bank of Canada noon rate as may be agreed upon by each of the parties to this Indenture) and includes any premiums and costs of exchange payable.

Section 116.                            Currency Equivalent.

Except as otherwise provided in this Indenture, for purposes of the construction of the terms of this Indenture or of the Securities, in the event that any amount is stated herein in the Currency of one nation (or in Euros) (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the Currency of any other relevant nation (the “Other Currency”) which is required to purchase such amount in the First Currency at the Bank of Canada noon rate as reported by Telerate on screen 3194 (or such other means of reporting the Bank of Canada noon rate as may be agreed upon by each of the parties to this Indenture) on the date of determination.

Section 117.                            Currency.

Unless otherwise indicated in this Indenture, any Security or any indenture supplemental hereto, all amounts referenced herein are in U.S. dollars.

Section 118.                            Rules of Construction and Conventions.

Unless the context otherwise requires:

(1)                                 a term has the meaning assigned to it;

(2)                                 an accounting term not otherwise defined has the meaning assigned to it in accordance with U.S. GAAP;

(3)                                 “or” is not exclusive;

(4)                                 “including” means including without limitation;

(5)                                 words in the singular include the plural and words in the plural include the singular;

(6)                                 unsecured indebtedness shall not be deemed to be subordinate or junior to secured indebtedness merely because it is unsecured;

(7)                                 indebtedness shall not be deemed to be subordinate or junior to any other secured indebtedness merely because it has a junior priority with respect to the same collateral; and

(8)                                 unless otherwise specified, any value to be determined under this Indenture will be determined by the Corporation as set forth in this paragraph. With respect to any provision of this Indenture that specifies a value or requires or provides for a determination of the value of any item or amount, the value shall be as determined in good faith by an officer of the Corporation. Any such determination shall be conclusive for all purposes under this Indenture.

ARTICLE TWO

Security Forms

Section 201.                            Forms Generally.

The Securities of each series shall be in substantially the form set forth in Exhibit A, or in such other form as shall be established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof.  If the form of Securities of any series is established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Corporation and delivered to the Trustees at or prior to the delivery of the Company Order contemplated by Section 303 for the authentication and delivery of such Securities.

Any Definitive Securities shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

Any Global Security will represent such of the outstanding Securities as will be specified therein and each Global Security shall provide that it represents the aggregate principal amount of outstanding Securities from time to time endorsed thereon and that the aggregate principal amount of outstanding Securities represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Security to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding amount represented thereby will be made by the U.S. Trustee or the Custodian, at the direction of the U.S. Trustee, in accordance with instructions given by the Holder thereof as required by Section 306 hereof.  Any Global Security may also be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream Banking” and “Customer Handbook” of Clearstream will be applicable to transfers of beneficial interests in any Regulation S Global Securities that are held by Participants through Euroclear or Clearstream.

Section 202.                            Form of Legends.

The following legends, as applicable, will appear on the face of applicable Global Securities and Definitive Securities issued under this Indenture as set forth below and as determined by the officers executing such Securities:

(1)                                 Private Placement Legend.

(A)                                 Except as permitted by subparagraph (B) below, each Global Security and each Definitive Security (and all Securities issued in exchange therefor or substitution thereof) issued pursuant to Rule 144A or Regulation S shall bear the legend in substantially the following form:

“THE SECURITY (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE SECURITY EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM.  EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.  THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES FOR THE BENEFIT OF THE CORPORATION THAT (A) SUCH SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1)(a) INSIDE THE UNITED STATES TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (b) OUTSIDE THE UNITED STATES TO A FOREIGN PERSON IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (c) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF APPLICABLE) OR (d) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE CORPORATION IF THE CORPORATION SO REQUESTS), (2) TO THE CORPORATION OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE CANADIAN SECURITIES LAWS OR APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE.  NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALE OF THE SECURITY EVIDENCED HEREBY.

CANADIAN RESALE LEGEND:

IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [DATE WHICH IS FOUR MONTHS AND ONE DAY FROM THE DATE OF ISSUANCE OF APPLICABLE SECURITY TO BE INSERTED HERE].”

(B)                                 Notwithstanding the foregoing, any Global Security or Definitive Security issued pursuant to subparagraph (b)(4), (c)(2), (c)(3), (d)(2), (d)(3), (e)(2) or (e)(3) of Section 306 (and all Securities issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend; provided, however that any Global Security or Definitive Security issued pursuant to subparagraph (b)(4), (c)(2), (c)(3), (d)(2), (d)(3), (e)(2) or (e)(3) of Section 306 shall, if issued before the date that is four months and one day after the date of original issuance of the Security, bear a legend in substantially the following form:

“CANADIAN RESALE LEGEND:

IN CANADA, UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE NOTES MUST NOT TRADE THE NOTES BEFORE [DATE WHICH IS FOUR MONTHS AND ONE DAY FROM THE DATE OF ISSUANCE OF APPLICABLE SECURITY TO BE INSERTED HERE].”

(2)                                 Global Security Legend.  Each Global Security will bear a legend in substantially the following form:

“THIS GLOBAL SECURITY IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SECURITY) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 306 OF THE INDENTURE, (2) THIS GLOBAL SECURITY MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 306(a) OF THE INDENTURE, (3) THIS GLOBAL SECURITY MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 310 OF THE INDENTURE AND (4) THIS GLOBAL SECURITY MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

Section 203.                            Form of Trustee’s Certificate of Authentication.

Subject to Section 614, each of the Trustee’s certificates of authentication shall be in substantially the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

The Bank of New York Mellon,
as U.S. Trustee

By:
Authorized Signatory

BNY Trust Company of Canada,
as Canadian Co-Trustee

By:
Authorized Signatory

ARTICLE THREE

The Securities

Section 301.                            Amount Unlimited; Issuable in Series.

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series.  There shall be established in or pursuant to a Board Resolution and, subject to Section 303, set forth, or determined in the manner provided, in an Officer’s Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series,

(1)                                 the title of the Securities of the series (which shall distinguish the Securities of the series from Securities of any other series);

(2)                                 any limit upon the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 304, 305, 306, 307, 906 or 1106 and except for any Securities which, pursuant to Section 303, are deemed never to have been authenticated and delivered hereunder);

(3)                                 the Person to whom any interest on a Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest;

(4)                                 the date or dates on which the principal of any Securities of the series is payable or the method by which such date shall be determined and the right, if any, to shorten or extend the date on which the principal of any Securities of the series is payable and the conditions to any such change;

(5)                                 the rate or rates at which any Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined; the date or dates from which any such interest shall accrue; the Interest Payment Dates on which any such interest shall be payable; the manner (if any) of determination of such Interest Payment Dates; and the Regular Record Date, if any, for any such interest payable on any Interest Payment Date;

(6)                                 the right, if any, to extend the interest payment periods and the terms of such extension or extensions;

(7)                                 the place or places where the principal of and any premium, Additional Amounts and interest on any Securities of the series shall be payable and whether, if acceptable to the Trustees, any principal of such Securities shall be payable without presentation or surrender thereof;

(8)                                 the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which any Securities of the series may be redeemed, in whole or in part, at the option of the Corporation and, if other than by a Board Resolution, the manner in which any election by the Corporation to redeem the Securities shall be evidenced;

(9)                                 the obligation, if any, of the Corporation to redeem or purchase any Securities of the series pursuant to any sinking fund, purchase fund or analogous provisions or at the option of the Holder thereof, the period or periods within which, the price or prices at which and the terms and conditions upon which any Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation and any other provisions related to such redemption or purchase pursuant to such sinking fund or otherwise;

(10)                          if other than denominations of $2,000 and any integral multiple of $1,000 in excess thereof, the denominations in which any Securities of the series shall be issuable;

(11)                          if the amount of principal of or any premium or interest on any Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

(12)                          if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium, Additional Amounts or interest on any Securities of the series shall be payable and the manner of determining the equivalent thereof in the currency of the United States of America for any purpose, including for purposes of the definition of “Outstanding” in Section 101;

(13)                          if other than the entire principal amount thereof, the portion of the principal amount of any Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502;

(14)                          whether, under what circumstances and the Currency in which the Corporation will pay Additional Amounts as contemplated by Section 1002 on the Securities of the series to any Holder (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Corporation will have the option to redeem such Securities rather than pay such Additional Amounts (and the terms of any such option);

(15)                          the application, if any, of Sections 1002 and 1107 to the Securities of that series;

(16)                          if the principal amount payable at the Stated Maturity of any Securities of the series will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which shall be deemed to be the principal amount of such Securities as of any such date for any purpose thereunder or hereunder, including the principal amount thereof which shall be due and payable upon any Maturity other than the Stated Maturity or which shall be deemed to be Outstanding as of any date prior to the Stated Maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);

(17)                          if either or both of Sections 1202 and 1203 do not apply to any Securities of the series;

(18)                          if applicable, that any Securities of the series shall be issuable in whole or in part in the form of one or more Global Securities and, in such case, the respective Depositary or Depositaries for such Global Securities, the form of any legend or legends which shall be borne by any such Global Security in addition to or in lieu of that set forth in Section 202 and any circumstances in addition to or in lieu of those set forth in Clause (2) of the last paragraph of Section 305 in which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the name or names of Persons other than the Depositary for such Global Security or a nominee thereof;

(19)                          any transfer and exchange provisions of the Securities of the series;

(20)                          any addition, modification or deletion of any Events of Default or covenants provided with respect to any Securities of the series and any change in the right of the Trustees or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 502;

(21)                          any addition, modification or deletion in the covenants set forth in Article Ten which applies to Securities of the series;

(22)                          whether such Securities are Subordinated Securities and if so, the provisions for such subordination if other than the provisions set forth in Article Fifteen; and

(23)                          any other terms of the series (which may amend, supplement, modify or delete any provision of this Indenture insofar as it applies to such series).

All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and (subject to Section 303) set forth, or determined in the manner provided, in the Officer’s Certificate referred to above or in any applicable indenture supplemental hereto.

If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Corporation and delivered to the Trustees at or prior to the delivery of the Officer’s Certificate setting forth the terms or the manner of determining the terms of the series.

With respect to Securities of a series offered in a Periodic Offering, the Board Resolution (or action taken pursuant thereto), Officer’s Certificate or supplemental indenture referred to above may provide general terms or parameters for Securities of such series and provide either that the specific terms of particular Securities of such series shall be specified in a Company Order or that such terms shall be determined by the Corporation in accordance with other procedures specified in a Company Order as contemplated by the third paragraph of Section 303.

Notwithstanding Section 301(2) herein and unless otherwise expressly provided with respect to a series of Securities, the aggregate principal amount of a series of Securities may be increased and additional Securities of such series may be issued up to the maximum aggregate principal amount authorized with respect to such series as increased.

Section 302.                            Denominations.

The Securities of each series shall be issuable only in fully registered form without coupons and only in such denominations as shall be specified as contemplated by Section 301.  In the absence of any such specified denomination with respect to the Securities of any series, the Securities of such series shall be issuable in denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Section 303.                            Execution, Authentication, Delivery and Dating.

The Securities shall be executed on behalf of the Corporation by its Chairman of the Board, its Chief Executive Officer, its Chief Financial Officer, its President, any of its Vice Presidents, its Treasurer or any of its Assistant Treasurers.  The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Corporation may deliver Securities of any series executed by the Corporation to either Trustee, or both, for authentication, together with a Company Order for the authentication and delivery of such Securities, and either Trustee, or both, in accordance with the Company Order shall authenticate and deliver such Securities, provided, however, that in the case of Securities offered in a Periodic Offering, either Trustee, or both, shall authenticate and deliver such Securities from time to time in accordance with such other procedures (including, without limitation, the receipt by such Trustee(s) of oral or electronic instructions from the Corporation or its duly authorized agents, promptly confirmed in writing) acceptable to such Trustee(s) as may be specified by or pursuant to a Company Order delivered to the Trustee(s) prior to the time of the first authentication of Securities of such series.  If the form or terms of the Securities of the series have been established by or pursuant to one or more Board Resolutions as permitted by Sections 201 and 301, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustees shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating,

(1)                                 if the form of such Securities has been established by or pursuant to Board Resolution as permitted by Section 201, that such form has been established in conformity with the provisions of this Indenture;

(2)                                 if the terms of such Securities have been, or in the case of Securities of a series offered in a Periodic Offering, will be, established by or pursuant to Board Resolution as permitted by Section 301, that such terms have been, or in the case of Securities of a series offered in a Periodic Offering, will be, established in conformity with the provisions of this Indenture, subject, in the case of Securities of a series offered in a Periodic Offering, to any conditions specified in such Opinion of Counsel; and

(3)                                 that such Securities, when authenticated and delivered by either Trustee, or both, and issued by the Corporation in the manner and subject to any conditions specified in such Opinion of Counsel,  will constitute valid and legally binding obligations of the Corporation enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

If such form or terms have been so established, a Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect such Trustee’s own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to such Trustee.

Notwithstanding the provisions of Section 301 and of the preceding paragraph, if all Securities of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officer’s Certificate otherwise required pursuant to Section 301 or the Company Order and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the authentication of each Security of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Security of such series to be issued.

With respect to Securities of a series offered in a Periodic Offering, the Trustees may rely, as to the authorization by the Corporation of any of such Securities, the form and terms thereof and the legality, validity, binding effect and enforceability thereof, upon the Opinion of Counsel and the other documents delivered pursuant to Sections 201 and 301 and this Section, as applicable, in connection with the first authentication of Securities of such series.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the U.S. Trustee or the Canadian Co-Trustee, or both, by manual signature of an authorized signatory, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder.  Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Corporation, and the Corporation shall deliver such Security to either Trustee for cancellation as provided in Section 310, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Section 304.                            Temporary Securities.

Pending the preparation of definitive Securities of any series, the Corporation may execute, and upon Company Order the Trustees, or either of them, shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.

If temporary Securities of any series are issued, the Corporation will cause definitive Securities of that series to be prepared without unreasonable delay.  After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Corporation in a Place of Payment for that series, without charge to the Holder.  Upon surrender for cancellation of any one or more temporary Securities of any series, the Corporation shall execute and either Trustee, or both, shall authenticate and deliver in exchange therefore one or more definitive Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount.  Until so exchanged, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series and tenor.

Section 305.                            Registrar and Paying Agent

Each of the Trustees is hereby appointed a security registrar for the purpose of registering Securities and transfers of Securities as herein provided (each such registrar, a “Registrar”) and the Corporation hereby designates the Corporate Trust Office of each Trustee as the office where Securities may be presented for payment.  The Registrar will keep a register (the “Register”) of the Securities and of their transfer and exchange.  Each of the U.S. Trustee and the Canadian Co-Trustee shall notify the other of any transfer or exchange to ensure that the Register kept at each of the U.S. Trustee and the Canadian Co-Trustee will be consistent.  The Corporation may appoint one or more co-registrars and one or more additional paying agents.  The Corporation may change any Registrar or Paying Agent without notice to any Holder.  The Corporation will notify the Trustees in writing of the name and address of any Paying Agent or Registrar not a party to this Indenture.  If the Corporation fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such.  The Corporation or any of its Subsidiaries may act as Registrar or Paying Agent.

The Corporation hereby appoints DTC to act as the initial Depositary with respect to the Global Securities.

The Corporation hereby appoints the U.S. Trustee to act as the initial Registrar, Paying Agent and Custodian with respect to the Global Securities.

Section 306.                            Transfer and Exchange.

(a)                                 Transfer and Exchange of Global Securities. A Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Securities will be exchanged by the Corporation for Definitive Securities if:

(1)                                 the Corporation delivers to the Trustees notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Corporation within 120 days after the date of such notice from the Depositary;

(2)                                 the Corporation in its sole discretion determines that the Global Securities (in whole but not in part) should be exchanged for Definitive Securities and delivers a written notice to such effect to the Trustees; or

(3)                                 there has occurred and is continuing a default or Event of Default with respect to the Securities.

Upon the occurrence of either of the preceding events in Clause (1) or (2) above, Definitive Securities shall be issued in such names as the Depositary shall instruct the Trustees. Global Securities also may be exchanged or replaced, in whole or in part, as provided in Sections 304 and 307. Every Security authenticated and delivered, in exchange for, or in lieu of, a Global Security or any portion thereof, whether pursuant to this Section 306, or Section 304, 307, 906 or 1106 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Security. A Global Security may not be exchanged for another Security other than as provided in this Section 306(a), however, beneficial interests in a Global Security may be transferred and exchanged as provided in Section 306(b), (c) or (f).

The following transfer and exchange provisions will apply to Securities issued pursuant to Rule 144A or Regulation S subject to any other provisions or adjustments, all as determined by the officers executing such Securities:

(b)                                 Transfer and Exchange of Beneficial Interests in the Global Securities. The transfer and exchange of beneficial interests in the Global Securities will be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Securities will be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Securities also will require compliance with either subparagraph (1) or (2) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(1)                                 Transfer of Beneficial Interests in the Same Global Security. Beneficial interests in any Restricted Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Security in accordance with the transfer restrictions set forth in the Private Placement Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in the Regulation S Global Security may not be made to a U.S. Person or for the account or benefit of a U.S. Person other than an initial purchaser). Beneficial interests in any Unrestricted Global Securities may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 306(b)(1).

(2)                                 All Other Transfers and Exchanges of Beneficial Interests in Global Securities. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 306(b)(1)

above, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Security in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase; or (B) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Security in an amount equal to the beneficial interest to be transferred or exchanged; and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Security shall be registered to effect the transfer or exchange referred to in Clause (1) above; provided that in no event shall Definitive Securities be issued upon the transfer or exchange of beneficial interests in a Regulation S Global Security prior to (x) the expiration of the Restricted Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903 under the Securities Act. Upon consummation of an Exchange Offer by the Corporation in accordance with Section 306(f) hereof, the requirements of this Section 306(b)(2) shall be deemed to have been satisfied upon receipt by the Registrar of the instructions contained in the Letter of Transmittal delivered by the Holder of such beneficial interests in the Restricted Global Securities. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Securities contained in this Indenture and the Securities or otherwise applicable under the Securities Act, the applicable Trustee shall adjust the principal amount of any relevant Global Securities.

(3)                                 Transfer of Beneficial Interests to Another Restricted Global Security. A beneficial interest in any Restricted Global Security may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Security if the transfer complies with the requirements of Section 306(b)(2) above and the Registrar receives the following:

(A)                               if the transferee will take delivery in the form of a beneficial interest in the Rule 144A Global Security, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the applicable certifications therein; and

(B)                               if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Security, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the applicable certifications therein.

(4)                                 Transfer and Exchange of Beneficial Interests in a Restricted Global Security for Beneficial Interests in an Unrestricted Global Security. A beneficial interest in any Restricted Global Security may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Security or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security if the exchange or transfer complies with the requirements of Section 306(b)(2) above and:

(A)                               such exchange or transfer is effected pursuant to an Exchange Offer in accordance with the applicable Registration Rights Agreement and the Holder of the beneficial interest to be transferred, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (i) a Broker-Dealer, (ii) a Person participating in the distribution of the Exchange Securities or (iii) a Person who is an affiliate (as defined in Rule 144) of the Corporation;

(B)                               such transfer is effected pursuant to the Shelf Registration Statement in accordance with the applicable Registration Rights Agreement;

(C)                               such transfer is effected by a Broker-Dealer pursuant to the Exchange Offer Registration Statement or a Shelf Registration Statement in accordance with the applicable Registration Rights Agreement; or

(D)                               the Registrar receives the following: (1) if the holder of such beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Security, a certificate from such holder in the form of Exhibit C hereto, including the applicable certifications therein; or (2) if the holder of such beneficial interest in a Restricted Global Security proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security, a certificate from such holder in the form of Exhibit B hereto, including the applicable certifications therein; and, in each such case set forth in this clause (D), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to Clause (4)(B) or (4)(D) above at a time when an Unrestricted Global Security has not yet been issued, the Corporation shall issue and, upon receipt of an Authentication Order in accordance with Section 303 hereof, the applicable Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to Clause (4)(B) or (4)(D) above.

Beneficial interests in an Unrestricted Global Security cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Security.

(c)                                  Transfer or Exchange of Beneficial Interests for Definitive Securities.

(1)                                 Beneficial Interests in Restricted Global Securities to Restricted Definitive Securities. If any holder of a beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for a Restricted Definitive Security or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Security, then, upon receipt by the Registrar of the following documentation:

(A)                               if the holder of such beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for a Restricted Definitive Security, a certificate from such holder in the form of Exhibit C hereto, including the applicable certifications therein;

(B)                               if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the applicable certifications therein;

(C)                               if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the applicable certifications therein;

(D)                               if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the applicable certifications therein;

(E)                                if such beneficial interest is being transferred to the Corporation or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the applicable certifications therein; or

(F)                                 if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the applicable certifications therein, the Trustee shall cause the aggregate principal amount of the applicable Global Security to be reduced accordingly, and the Corporation shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Security in the appropriate principal amount. Any Definitive Security issued in exchange for a beneficial interest in a Restricted Global Security pursuant to this Section 306(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Securities to the Persons in whose names such Securities are so registered. Any Definitive Security issued in exchange for a beneficial interest in a Restricted Global Security pursuant to this Section 306(c)(1) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(2)                                 Beneficial Interests in Restricted Global Securities to Unrestricted Definitive Securities. A holder of a beneficial interest in a Restricted Global Security may exchange such beneficial interest for an Unrestricted Definitive Security or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security only if:

(A)                               such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the applicable Registration Rights Agreement and the holder of such beneficial interest, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (i) a Broker-Dealer, (ii) a Person participating in the distribution of the Exchange Securities or (iii) a Person who is an affiliate (as defined in Rule 144) of the Corporation;

(B)                               such transfer is effected pursuant to the Shelf Registration Statement in accordance with the applicable Registration Rights Agreement;

(C)                               such transfer is effected by a Broker-Dealer pursuant to the Exchange Offer Registration Statement or a Shelf Registration Statement in accordance with the applicable Registration Rights Agreement; or

(D)                               the Registrar receives the following:

(i)                                     if the holder of such beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for an Unrestricted Definitive Security, a certificate from such holder in the form of Exhibit C hereto, including the applicable certifications therein; or

(ii)                                  if the holder of such beneficial interest in a Restricted Global Security proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Security, a certificate from such holder in the form of Exhibit B hereto, including the applicable certifications therein;

and, in each such case set forth in this Clause (D), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(3)                                 Beneficial Interests in Unrestricted Global Securities to Unrestricted Definitive Securities. If any holder of a beneficial interest in an Unrestricted Global Security proposes to exchange such beneficial interest for a Definitive Security or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Security, then, upon satisfaction of the conditions set forth in Section 306(b)(2), the Trustees will cause the aggregate principal amount of the applicable Global Security to be reduced accordingly, and the Corporation will execute and the applicable Trustee will authenticate and deliver to the Person designated in the instructions a Definitive Security in the appropriate principal amount. Any Definitive Security issued in exchange for a beneficial interest pursuant to this Section 306(c)(3) will be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest requests through instructions to the Registrar from or through the Depositary and the Participant or Indirect Participant. The Trustees will deliver such Definitive Securities to the Persons in whose names such Securities are so registered. Any Definitive Security issued in exchange for a beneficial interest pursuant to this Section 306(c)(3) will not bear the Private Placement Legend.

(d)                                 Transfer and Exchange of Definitive Securities for Beneficial Interests.

(1)                                 Restricted Definitive Securities to Beneficial Interests in Restricted Global Securities. If any Holder of a Restricted Definitive Security proposes to exchange such Security for a beneficial interest in a Restricted Global Security or to transfer such Restricted Definitive Securities to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Security, then, upon receipt by the Registrar of the following documentation:

(A)                               if the Holder of such Restricted Definitive Security proposes to exchange such Security for a beneficial interest in a Restricted Global Security, a certificate from such Holder in the form of Exhibit C hereto, including the applicable certifications therein;

(B)                               if such Restricted Definitive Security is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the applicable certifications therein;

(C)                               if such Restricted Definitive Security is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the applicable certifications therein;

(D)                               if such Restricted Definitive Security is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the applicable certifications therein;

(E)                                if such Restricted Definitive Security is being transferred to the Corporation or any of its subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the applicable certifications therein; or

(F)                                 if such Restricted Definitive Security is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the applicable certifications therein, the Trustees will cancel the Restricted Definitive Security, increase or cause to be increased the aggregate principal amount of, in the case of Clause (A) above, the appropriate Restricted Global Security, in the case of Clause (B) above, the Rule 144A Global Security, in the case of Clause (C) above, the Regulation S Global Security, and in all other cases, the Restricted Global Security.

(2)                                 Restricted Definitive Securities to Beneficial Interests in Unrestricted Global Securities. A Holder of a Restricted Definitive Security may exchange such Security for a beneficial interest in an Unrestricted Global Security or transfer such Restricted Definitive Security to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security only if:

(A)                               such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the applicable Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (i) a Broker-Dealer, (ii) a Person participating in the distribution of the Exchange Securities or (iii) a Person who is an affiliate (as defined in Rule 144) of the Corporation;

(B)                               such transfer is effected pursuant to the Shelf Registration Statement in accordance with the applicable Registration Rights Agreement;

(C)                               such transfer is effected by a Broker-Dealer pursuant to the Exchange Offer Registration Statement or a Shelf Registration Statement in accordance with the applicable Registration Rights Agreement; or

(D)                               the Registrar receives the following:

(i)                                     if the Holder of such Definitive Security proposes to exchange such Securities for a beneficial interest in the Unrestricted Global Security, a certificate from such Holder in the form of Exhibit C hereto, including the applicable certifications therein; or

(ii)                                  if the Holder of such Definitive Securities proposes to transfer such Securities to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Security, a certificate from such Holder in the form of Exhibit B hereto, including the applicable certifications therein;

and, in each such case set forth in this subparagraph (D), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 306(d)(2), the Trustee will cancel the Definitive Securities and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Security.

(3)                                 Unrestricted Definitive Securities to Beneficial Interests in Unrestricted Global Securities. A Holder of an Unrestricted Definitive Security may exchange such Security for a beneficial interest in an Unrestricted Global Security or transfer such Definitive Securities to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security at any time. Upon receipt of a request for such an exchange or transfer, the Trustee will cancel the applicable Unrestricted Definitive Security and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Securities.

If any such exchange or transfer from a Definitive Security to a beneficial interest is effected pursuant to subparagraphs (2)(B), (2)(D) or (3) above at a time when an Unrestricted Global Security has not yet been issued, the Corporation will issue and, upon receipt of an Authentication Order in accordance with Section 303 hereof, the applicable Trustee will authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the principal amount of Definitive Securities so transferred.

(e)                                  Transfer and Exchange of Definitive Securities for Definitive Securities. Upon request by a Holder of Definitive Securities and such Holder’s compliance with the provisions of this Section 306(e), the Registrar will register the transfer or exchange of Definitive Securities. Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Registrar the Definitive Securities duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder must provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 306(e).

(1)                                 Restricted Definitive Securities to Restricted Definitive Securities. Any Restricted Definitive Security may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Security if the Registrar receives the following:

(A)                               if the transfer will be made pursuant to Rule 144A, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the applicable certifications therein;

(B)                               if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the applicable certifications therein; and

(C)                               if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the applicable certifications, certificates and Opinion of Counsel required thereby.

(2)                                 Restricted Definitive Securities to Unrestricted Definitive Securities. Any Restricted Definitive Security may be exchanged by the Holder thereof for an Unrestricted Definitive Security or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Security if:

(A)                               such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the applicable Registration Rights Agreement and the Holder of such beneficial interest, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (i) a Broker-Dealer, (ii) a Person participating in the distribution of the Exchange Securities or (iii) a Person who is an affiliate (as defined in Rule 144) of the Corporation;

(B)                               any such transfer is effected pursuant to the Shelf Registration Statement in accordance with the applicable Registration Rights Agreement;

(C)                               any such transfer is effected by a Broker-Dealer pursuant to the Exchange Offer Registration Statement or a Shelf Registration Statement in accordance with the applicable Registration Rights Agreement; or

(D)                               the Registrar receives the following:

(i)                                     if the Holder of such Restricted Definitive Securities proposes to exchange such Securities for an Unrestricted Definitive Security, a certificate from such Holder in the form of Exhibit C hereto, including the applicable certifications therein; or

(ii)                                  if the Holder of such Restricted Definitive Securities proposes to transfer such Securities to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Security, a certificate from such Holder in the form of Exhibit B hereto, including the applicable certifications therein;

and, in each such case set forth in this Clause (2)(D), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(3)                                 Unrestricted Definitive Securities to Unrestricted Definitive Securities. A Holder of Unrestricted Definitive Securities may transfer such Securities to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Securities pursuant to the instructions from the Holder thereof.

(f)                           Exchange Offer. Upon the occurrence of an Exchange Offer in accordance with a Registration Rights Agreement, the Corporation will issue and, upon receipt of an Authentication Order in accordance with Section 303 hereof, the applicable Trustee will authenticate:

(1)                                 one or more Unrestricted Global Securities in an aggregate principal amount equal to the principal amount of the beneficial interests in the Restricted Global Securities accepted for exchange in the Exchange Offer by Persons that certify in the applicable Letters of Transmittal that (A) they are not Broker-Dealers, (B) they are not participating in a distribution of the Exchange Securities and (C) they are not affiliates (as defined in Rule 144) of the Corporation; and

(2)                                 Unrestricted Definitive Securities in an aggregate principal amount equal to the principal amount of the Restricted Definitive Securities accepted for exchange in the Exchange Offer by Persons that certify in the applicable Letters of Transmittal that (A) they are not Broker-Dealers, (B) they are not participating in a distribution of the Exchange Securities and (C) they are not affiliates (as defined in Rule 144) of the Corporation.

Concurrently with the issuance of such Securities, the Trustee will cause the aggregate principal amount of the applicable Restricted Global Securities to be reduced accordingly, and the Corporation will execute and the applicable Trustee will authenticate and deliver to the Persons designated by the Holders of Definitive Securities so accepted Unrestricted Definitive Securities in the appropriate principal amount.

(g)                          General Provisions Relating to Transfers and Exchanges.

(1)                                 To permit registrations of transfers and exchanges, the Corporation will execute and the Trustees will authenticate Global Securities and Definitive Securities upon receipt of an Authentication Order in accordance with Section 303 hereof or at the Registrar’s request.

(2)                                 No service charge will be made to a Holder of a beneficial interest in Global Securities or to a Holder of a Definitive Securities for any registration of transfer or exchange, but the Corporation and the Trustees may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 304 and 1106).

(3)                                 The Registrar will not be required to register the transfer of or exchange of any Security selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

(4)                                 All Global Securities and Definitive Securities issued upon any registration of transfer or exchange of Global Securities or Definitive Securities will be the valid obligations of the Corporation, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Securities or Definitive Securities surrendered upon such registration of transfer or exchange.

(5)                                 Neither the Registrar nor the Corporation will be required:

(A)                               to issue, to register the transfer of or to exchange any Securities during a period beginning at the opening of business 15 days before the day of any selection of Securities for redemption under Article 11 hereof and ending at the close of business on the day of selection;

(B)                               to register the transfer of or to exchange any Security selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part; or

(C)                               to register the transfer of or to exchange a Security between a record date and the next succeeding interest payment date.

(6)                                 Prior to due presentment for the registration of a transfer of any Security, the Trustees, any Agent and the Corporation may deem and treat the Person in whose name any Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Securities and for all other purposes, and none of the Trustees, any Agent or the Corporation shall be affected by notice to the contrary.

(7)                                 The Trustees will authenticate Global Securities and Definitive Securities in accordance with the provisions of Section 303.

(8)                                 All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 306 to effect a registration of transfer or exchange may be submitted by facsimile.

Notwithstanding any other provision of this Indenture, any Holder shown on the Register to be resident in Canada will be entitled to receive a beneficial interest in a Global Security or Definitive Security that is an Unrestricted Global Security or Unrestricted Definitive Security, as applicable, following an Exchange Offer in accordance with the applicable Registration Rights Agreement without any further action on the part of such Holder.

Section 307.                            Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security is surrendered to either Trustee, the Corporation shall execute and either Trustee, or both, shall authenticate and deliver in exchange therefor a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Corporation and to either Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Corporation or the Trustees that such Security has been acquired by a protected purchaser, the Corporation shall execute and either Trustee, or both, shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Corporation in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustees) connected therewith. Every new Security of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 308.                            Payment of Interest; Interest Rights Preserved.

Except as otherwise provided as contemplated by Section 301 with respect to any series of Securities, interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Except as otherwise provided as contemplated by Section 301 with respect to any series of Securities, any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Corporation, at its election in each case, as provided in Clause (1) or (2) below:

(1)                                 The Corporation may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Corporation shall notify the Trustees in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Corporation shall deposit with either Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustees for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustees shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustees of the notice of the proposed payment. The Trustees shall promptly notify the Corporation of such Special Record Date and, in the name and at the expense of the Corporation, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities of such series in the manner set forth in Section 106, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so sent, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

(2)                                 The Corporation may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner consistent with the requirements of any securities exchange, if any, on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Corporation to the Trustees of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustees.

Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

Section 309.                            Persons Deemed Owners.

Prior to due presentment of a Security for registration of transfer, the Corporation, the Trustees and any agent of the Corporation or the Trustees may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and any premium, Additional Amounts and (subject to Section 307) any interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Corporation, the Trustees nor any agent of the Corporation or the Trustees shall be affected by notice to the contrary.

Section 310.                            Cancellation.

All Securities surrendered for payment, redemption, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than a Trustee, be delivered to either Trustee and shall be promptly cancelled by it. The Corporation may at any time deliver to either Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and may deliver to either Trustee (or to any other Person for delivery to such Trustee) for cancellation any Securities previously authenticated hereunder which the Corporation has not issued and sold, and all Securities so delivered shall be promptly cancelled by such Trustee.  No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture.  All cancelled Securities held by the Trustees shall be disposed of by the Trustees in accordance with their respective then customary practice; provided, however, that the Trustees shall not be required to destroy such cancelled Securities.

Section 311.                            Computation of Interest.

Except as otherwise specified as contemplated by Section 301 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months. For disclosure purposes under the Interest Act (Canada), whenever in this Indenture or any Securities issued hereunder interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

Section 312.                            CUSIP Numbers, ISIN, etc.

The Corporation in issuing the Securities may use “CUSIP” numbers, “ISINs” and “Common Code” numbers (in each case if then generally in use), and, if so, the Trustees shall use “CUSIP” numbers, “ISINs” and “Common Code” numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers.  The Corporation shall notify the Trustees in writing of any change in any “CUSIP” numbers, “ISINs” or “Common Code” numbers applicable to the Securities.

ARTICLE FOUR

Satisfaction and Discharge

Section 401.                            Satisfaction and Discharge of Indenture.

This Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for, any right to receive Additional Amounts as contemplated by Section 1002 and the rights of the Trustees with respect to regular payment and indemnity which also shall survive), and the Trustees, at the expense of the Corporation, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(1)                                 either

(A)                               all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306 and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Corporation and thereafter repaid to the Corporation or discharged from such trust, as provided in Section 1003) have been delivered to a Trustee for cancellation; or

(B)                               all such Securities not theretofore delivered to either Trustee for cancellation

(i)                                     have become due and payable, or

(ii)                                  will become due and payable at their Stated Maturity within one year, or

(iii)                               are to be called for redemption within one year under arrangements satisfactory to the Trustees for the giving of notice of redemption by the Trustees in the name, and at the expense, of the Corporation, and the Corporation, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with either Trustee as trust funds in trust for the purpose (I) money in an amount, (II) Government Obligations (as defined in Section1204) which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount, or (III) a combination thereof, sufficient, in the case of (II) or (III), in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustees, to pay and discharge, and which shall be applied by the Trustees to pay and discharge, the entire indebtedness on such Securities not theretofore delivered to either Trustee for cancellation, for principal and any premium, Additional Amounts and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2)                                 the Corporation has paid or caused to be paid all other sums payable hereunder by the Corporation; and

(3)                                 the Corporation has delivered to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, each of the obligations of the Corporation to the Trustees under Section 607, the obligations of the Corporation to any Authenticating Agent under Section 614 and, if money shall have been deposited with either Trustee pursuant to subclause (B) of Clause (1) of this Section, the obligations of the Trustees under Section 402 and the last paragraph of Section 1003 shall survive.

Section 402.                            Application of Trust Money.

Subject to the provisions of the last paragraph of Section 1003, all money deposited with either Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the

Corporation acting as its own Paying Agent) as such Trustee may determine, to the Persons entitled thereto, of the principal and any premium, Additional Amounts and interest for whose payment such money has been deposited with such Trustee. Moneys held pursuant to this Section for the benefit of the Holders of Subordinated Securities shall not be subject to the subordination provisions established with respect to such Securities pursuant to Section 301(20).

The Corporation shall pay and indemnify the Trustees against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 401 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities.

Anything in this Article to the contrary notwithstanding, the Trustees shall deliver or pay to the Corporation from time to time upon Company Request any money or Government Obligations held by either of them as provided in Section 401 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustees (in case Government Obligations are held by either Trustee as provided in Section 401), are in excess of the amount thereof which would then be required to be deposited to effect the satisfaction and discharge of this Indenture.

ARTICLE FIVE

Remedies

Section 501.                            Events of Default.

“Event of Default,” wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), unless it is inapplicable to a particular series or is specifically deleted or modified in the Board Resolution (or action taken pursuant thereto), Officer’s Certificate or supplemental indenture under which such series of Securities is issued or has been deleted or modified in an indenture supplemental hereto:

(1)                                 default in the payment of any interest upon any Security of that series when it becomes due and payable, and continuance of such default for a period of 60 days; provided, however, that if the Corporation is permitted by the terms of the Securities of such series to defer the payment in question, the date on which such payment is due and payable shall be the date on which the Corporation is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Securities; or

(2)                                 default in the payment of the principal of or any premium on any Security of that series at its Maturity; or

(3)                                 default in the performance, or breach, of any covenant of the Corporation in this Indenture (other than a covenant a default in whose performance or whose breach is elsewhere in this Section specifically dealt with or which has expressly been included in this Indenture solely for the benefit of a series of Securities other than that series), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Corporation by either Trustee or to the Corporation and a Trustee by the Holders of at least 33% in principal amount of the Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder, unless the Trustees, or the Trustees and the Holders of a principal amount of Securities of such series not less than the principal amount of Securities the Holders of which gave such notice, as the case may be, shall agree in writing to an extension of such period prior to its expiration; provided, however, that the Trustees, or the Trustees and the Holders of such principal amount of Securities of such series, as the case may be, shall be deemed to have agreed to an extension of such period if corrective action is initiated by the Corporation within such period and is being diligently pursued; or

(4)                                 the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Corporation in an involuntary case or proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangements Act (Canada) or other applicable United States federal or state bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Corporation a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Corporation under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangements Act (Canada) or other applicable United States federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or

(5)                                 the commencement by the Corporation of a voluntary case or proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or other United States federal or state bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Corporation in an involuntary case or proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or other applicable United States federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief thereunder, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the authorization of any such action by the Board of Directors; or

(6)                                 any other Event of Default provided with respect to Securities of that series.

Section 502.                            Acceleration of Maturity; Rescission and Annulment.

If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case either Trustee or the Holders of not less than 33% in principal amount of the Outstanding Securities of that series may declare the principal amount of all the Securities of that series (or, if any Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Securities as may be specified by the terms thereof) to be due and payable immediately, by a notice in writing to the Corporation (and to a Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable.

At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by either or both Trustees as hereinafter in this Article provided, the Event of Default giving rise to such declaration of acceleration shall, without further act, be deemed to have been waived, and such declaration and its consequences shall, without further act, be deemed to have been rescinded and annulled, if

(1)                                 the Corporation has paid or deposited with either Trustee a sum sufficient to pay

(A)                               all overdue interest on all Securities of that series,

(B)                               the principal of (and premium and Additional Amounts, if any, on) any Securities of that series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such Securities,

(C)                               to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities, and

(D)                               all sums paid or advanced by either Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of each of the Trustees and their agents and counsels;

and

(2)                                 all Events of Default with respect to Securities of that series, other than the non-payment of the principal of Securities of that series which has become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 503.                            Collection of Indebtedness and Suits for Enforcement by Trustee.

The Corporation covenants that if

(1)                                 default is made in the payment of any interest on any Security when such interest becomes due and payable and such default continues for a period of 60 days, or

(2)                                 default is made in the payment of the principal of (or premium or Additional Amounts, if any, on) any Security at the Maturity thereof,

the Corporation will, upon demand of either Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and any premium, Additional Amounts and interest and, to the fullest extent that payment of such interest is legally enforceable, interest on any overdue principal, premium and Additional Amounts and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of each of the Trustees and their agents and counsels.

If an Event of Default with respect to Securities of any series occurs and is continuing, either Trustee may in its discretion proceed to protect and enforce the rights of the Trustees and the rights of the Holders of Securities of such series by such appropriate judicial proceedings as such Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 504.                            Trustees May File Proofs of Claim.

In case of any judicial proceeding relative to the Corporation (or any other obligor upon the Securities), its property or its creditors, the Trustees shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Legislation in order to have claims of the Holders and the Trustees allowed in any such proceeding. In particular, the

Trustees shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to either Trustee and, in the event that the Trustees shall consent to the making of such payments directly to the Holders, to pay to either Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of each of the Trustees and their agents and counsels, and any other amounts due either Trustee under Section 607.

No provision of this Indenture shall be deemed to authorize the Trustees to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustees to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustees may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ or other similar committee.

Section 505.                            Trustee May Enforce Claims Without Possession of Securities.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustees or either of them without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by either or both Trustees shall be brought in its or their own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of each of the Trustees, their respective agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

Section 506.                            Application of Money Collected.

Any money collected by a Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the U.S. Trustee and, in case of the distribution of such money on account of principal or any premium, Additional Amounts or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

First: To the payment of all amounts due the Trustees under Section 607;

Second: Subject to the subordination terms established pursuant to Section 301(20), if applicable, to the payment of the amounts then due and unpaid for principal of and any premium, Additional Amounts and interest (including interest on interest, if any) on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and any premium, Additional Amounts and interest, respectively; and

Third: To the payment of the balance, if any, to the Corporation or any other Person or Persons legally entitled thereto.

Section 507.                            Limitation on Suits.

No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(1)                                 such Holder has previously given written notice to a Trustee of a continuing Event of Default with respect to the Securities of that series;

(2)                                 the Holders of not less than a majority in principal amount of the Outstanding Securities of that series shall have made written request to such Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(3)                                 such Holder or Holders have offered to such Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(4)                                 for 60 days after its receipt of such notice, request and offer of indemnity, such Trustee has failed to institute any such proceeding; and

(5)                                 no direction inconsistent with such written request has been given to such Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities of that series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

Section 508.                            Unconditional Right of Holders to Receive Principal, Premium, Additional Amounts and Interest.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and Additional Amounts and (subject to Section 307) interest on such Security on the respective Stated Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

Section 509.                            Restoration of Rights and Remedies.

If either Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to such Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Corporation, the Trustees and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustees and the Holders shall continue as though no such proceeding had been instituted.

Section 510.                            Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 306, no right or remedy herein conferred upon or reserved to the Trustees or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 511.                            Delay or Omission Not Waiver.

No delay or omission of the Trustees or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.

Every right and remedy given by this Article or by law to the Trustees or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustees or by the Holders, as the case may be.

Section 512.                            Control by Holders.

The Holders of a majority in principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to any Trustee, or exercising any trust or power conferred on any Trustee, with respect to the Securities of such series; provided that

(1)                                 such direction shall not be in conflict with any rule of law or with this Indenture,

(2)                                 the Trustees may take any other action deemed proper by the Trustees which is consistent with such direction, and

(3)                                 subject to the provisions of Section 601, each of the Trustees shall have the right to decline to follow any such direction if such Trustee in good faith shall, by a Responsible Officer of such Trustee, determine that the proceeding so directed would involve the Trustee in personal liability.

Section 513.                            Waiver of Past Defaults.

The Holders of not less than a majority in principal amount of the Outstanding Securities of all series with respect to which any default under the Indenture shall have occurred and be continuing (voting as one class) may, on behalf of the Holders of all Securities of all such series, waive such past default under the Indenture and its consequences, except a default

(1)                                 in the payment of the principal of or any premium, Additional Amounts or interest on any Security of such series, or

(2)                                 in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of the series affected.

Upon any such waiver, such default shall cease to exist and be deemed not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured and not to have occurred, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Section 514.                            Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against either or both of the Trustees for any action taken, suffered or omitted by it or them as a Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Legislation; provided that neither this Section nor the Trust Indenture Legislation shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Corporation or either or both Trustees.

Section 515.                            Waiver of Stay or Extension Laws.

The Corporation covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Corporation (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustees, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE SIX

The Trustees

Section 601.                            Certain Duties and Responsibilities.

The duties and responsibilities of the Trustees shall be as provided by the Trust Indenture Legislation.

(a)                                 In the event an Event of Default has occurred and is continuing of which a Responsible Officer of the Trustees has received written notification in accordance with the provisions of this Indenture, the Trustees will exercise such of the rights and powers vested in them under this Indenture and use the same degree of care that a prudent Person would use in the conduct of its own affairs.

(b)                                 Except during the continuance of an Event of Default:

(1)                                 the Trustees undertake to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustees; and

(2)                                 in the absence of bad faith on their part, the Trustees may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustees and conforming to the requirements of this Indenture. However, the Trustees shall examine such certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein) and shall be entitled to seek advice from legal counsel in relation thereto.

(c)                                  Each of the Trustees will not be relieved from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(1)                                 this Section 601(c) does not limit the effect of Section 601(a);

(2)                                 a Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer unless it is proved that such Trustee was grossly negligent in ascertaining the pertinent facts; and

(3)                                 a Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Article 6.

(d)                                 The Trustees shall not be deemed to have notice or any actual knowledge of any matter (including, without limitation, defaults or Events of Default) unless written notice thereof is received by the Trustees in accordance with this Indenture and such notice clearly references the Securities, the Corporation or this Indenture.

(e)                                  Every provision of this Indenture that in any way relates to the Trustees is subject to Section 601(a), Section 601(b), Section 601(c) and Section 601(f).

(f)                                   No provision of this Indenture shall require either of the Trustees to expend or risk its own funds or otherwise incur liability in the performance of any of its duties hereunder or to take or omit to take any action under this Indenture or take any action at the request or direction of holders if it has grounds for believing that repayment of such funds is not assured to it or it does not receive an agreement in writing from such holders for full indemnity and security satisfactory to it in its discretion against any loss, liability or expense which might be incurred by it in compliance with such request or direction nor shall the Trustees be required to do anything which is illegal or contrary to applicable laws or this Indenture. Neither Trustee will be liable to the holders if prevented or delayed in performing any of its obligations or discretionary functions under this Indenture by reason of any present or future law applicable to it, by any governmental or regulatory authority or by any circumstances beyond its control.

(g)                                  A Trustee shall not be liable for interest on any money received by it except as such Trustee may agree in writing with the Corporation.

(h)                                 Money held in trust by either of the Trustees need not be segregated from other funds except to the extent required by law.

(i)                                     The Trustees will (save as expressly otherwise provided herein) have absolute and uncontrolled discretion as to the exercise or non-exercise of their functions and will not be responsible (save as expressly provided herein) for any loss, liability, cost, claim, action, demand, expense or inconvenience which may result from their exercise or non-exercise but, whenever the Trustees are under the provisions of this Indenture or the Securities bound to act at the request or direction of the Holders, the Trustees shall nevertheless not be so bound unless first indemnified or secured to their satisfaction against all actions, proceedings, claims and demands to which they may render themselves liable and all costs, charges, damages, expenses and liabilities which they may incur by so doing.

Section 602.                            Notice of Defaults.

If a default occurs hereunder with respect to Securities of any series, and the Trustees have been provided with written notification of such default, the Trustees shall give the Holders of Securities of such series notice of such default as and to the extent provided by the Trust Indenture Legislation. For the purpose of this Section and Section 601, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series.

Section 603.                            Certain Rights of Trustees.

Subject to the provisions of Section 601:

(1)                                 the Trustees may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties;

(2)                                 any request or direction of the Corporation mentioned herein shall be sufficiently evidenced by a Company Request or Company Order or as otherwise expressly provided herein, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

(3)                                 whenever in the administration of this Indenture the Trustees shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, each Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer’s Certificate;

(4)                                 the Trustees may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by them hereunder in good faith and in reliance thereon;

(5)                                 the Trustees shall be under no obligation to exercise any of the rights or powers vested in them by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustees reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by them in compliance with such request or direction;

(6)                                 the Trustees shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustees, in their discretion, may make such further inquiry or investigation into such facts or matters as they may see fit, and, if the Trustees shall determine to make such further inquiry or investigation, they shall be entitled, at reasonable times previously notified to the Corporation, to examine the relevant books, records and premises of the Corporation, personally or by agent or attorney;

(7)                                 the Trustees may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustees shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by either of them hereunder;

(8)                                 in no event shall the Trustees be liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustees or either of them have been advised of the likelihood of such loss or damage and regardless of the form of action;

(9)                                 in no event shall the Trustees be responsible or liable for any failure or delay in the performance of their obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services;

(10)                          the permissive rights of the Trustees to take the actions permitted by this Indenture will not be construed as an obligation or duty to do so;

(11)                          the Trustees shall have no duty to inquire as to the performance of the Corporation with respect to the covenants contained herein. The Trustees may assume without inquiry in the absence of written notice to the contrary that the Corporation is duly complying with its obligations contained in this Indenture required to be performed and observed by it, and that no Default or Event of Default or other event which would require repayment of the Securities has occurred;

(12)                          the Trustees may request that the Corporation deliver an Officer’s Certificate setting forth the names of the individuals and titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded; and

(13)                          the Trustees shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Securities, but may in their sole discretion, choose to do so.

Section 604.                            Not Responsible for Recitals or Issuance of Securities.

The recitals contained herein and in the Securities, except a Trustee’s certificate of authentication, shall be taken as the statements of the Corporation, and neither the Trustees nor any Authenticating Agent assumes any responsibility for their correctness. The Trustees makes no representations as to the validity or sufficiency of this Indenture or of the Securities. Neither the Trustees nor any Authenticating Agent shall be accountable for the use or application by the Corporation of Securities or the proceeds thereof.

Section 605.                            May Hold Securities.

Either Trustee, any Authenticating Agent, any Paying Agent, any Registrar or any other agent of the Corporation, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 608 and 613, may otherwise deal with the Corporation with the same rights it would have if it were not a Trustee, Authenticating Agent, Paying Agent, Registrar or other agent.

Section 606.                            Money Held in Trust.

Money held by either Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. Neither Trustee shall be under any liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Corporation.

Section 607.                            Compensation and Reimbursement.

The Corporation agrees:

(1)                                 to pay to the Trustees from time to time such compensation as shall be agreed to in writing between the Corporation and the Trustees for all services rendered by them hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2)                                 except as otherwise expressly provided herein, to reimburse the Trustees upon their request for all reasonable expenses, disbursements and advances incurred or made by either Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel subject to prior agreement by the Corporation), except any such expense, disbursement or advance as may be attributable to its gross negligence, willful misconduct or bad faith; and

(3)                                 to indemnify the Trustees for, and to hold them harmless against, any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on their part arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of their powers or duties hereunder.

The Trustees shall have a lien prior to the Securities upon all property and funds held by them hereunder for any amount owing them or any predecessor of either such Trustee pursuant to this Section 607, except with respect to funds held in trust for the benefit of the Holders of particular Securities.

Without limiting any rights available to the Trustees under applicable law, when either Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(4) or Section 501(5), the expenses (including the reasonable charges and expenses of their counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable U.S. or Canadian federal, state or provincial bankruptcy, insolvency or other similar law.

The provisions of this Section shall survive the satisfaction, discharge or termination of this Indenture and the resignation or removal of the Trustees.

Section 608. Conflicting Interests.

If a Trustee has or shall acquire a conflicting interest within the meaning of any Trust Indenture Legislation, such Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Legislation and this Indenture. To the extent permitted by the Trust Indenture Legislation, a Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under this Indenture with respect to Securities of more than one series.

Section 609.                            Corporate Trustee Required; Eligibility.

There shall at all times be a U.S. Trustee hereunder with respect to the Securities of each series, which may be Trustee hereunder for Securities of one or more other series. Each U.S. Trustee shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000. If any such Person publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section and to the extent permitted by the Trust Indenture Act, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the U.S. Trustee with respect to the Securities of any series shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

For so long as required by the Canadian Trust Indenture Legislation, there shall be a Canadian Co-Trustee under this Indenture. The Canadian Co-Trustee shall at all times be a corporation organized under the laws of Canada or any province thereof and authorized under the laws of the Province of Ontario to carry on trust business therein and be registered under Section 3 of the Trust and Loan Companies Act (Canada). If at any time the Canadian Co-Trustee shall cease to be eligible in accordance with this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 610. Resignation and Removal; Appointment of Successor.

No resignation or removal of either Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.

Either Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Corporation. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to such Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

Either Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series, delivered to such Trustee and to the Corporation or by the Corporation by Officer’s Certificate delivered to such Trustee. If at any time:

(1)                                 either Trustee shall fail to comply with Section 608 after written request therefor by the Corporation or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(2)                                 either Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Corporation or by any such Holder, or

(3)                                 either Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of such Trustee or of its property shall be appointed or any public officer shall take charge or control of such Trustee or its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (A) the Corporation by a Board Resolution may remove such Trustee with respect to all Securities, or (B) subject to Section 514, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of such Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.

If either Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of U.S. Trustee or the Canadian Co-Trustee for any cause, with respect to the Securities of one or more series, the Corporation, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be at most one U.S. Trustee and one Canadian Co-Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 611. If, within 90 days after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Corporation and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 611, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Corporation. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Corporation or the Holders and accepted appointment in the manner required by Section 611, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated or either Trustee, at the expense of the Corporation, may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

The Corporation shall give notice of each resignation and each removal of a Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to all Holders of Securities of such series in the manner provided in Section 106. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

If a Canadian Co-Trustee under this Indenture is no longer required by the Canadian Trust Indenture Legislation, then the Corporation by a Board Resolution may remove the Canadian Co-Trustee after giving 30 days’ prior written notice to the Trustees.

Section 611.                            Acceptance of Appointment by Successor.

In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Corporation and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Corporation or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Corporation, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by multiple Trustees, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co- trustees of the same trust, except as otherwise provided in this Indenture, and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered, except as otherwise provided in this Indenture, by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Corporation or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.

Upon request of any such successor Trustee, the Corporation shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 612.                            Merger, Conversion, Consolidation or Succession to Business.

Any corporation into which either Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, arrangement, amalgamation, conversion or consolidation to which such Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of either Trustee, shall be the successor of such Trustee hereunder, provided that such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by a Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

Section 613.                            Preferential Collection of Claims Against Corporation.

If and when a Trustee shall be or become a creditor of the Corporation (or any other obligor upon the Securities), such Trustee shall be subject to the provisions of the applicable Trust Indenture Legislation regarding the collection of claims against the Corporation (or any such other obligor).

Section 614.                            Appointment of Authenticating Agent.

The Trustees may appoint an Authenticating Agent or Agents acceptable to the Corporation with respect to one or more series of Securities which shall be authorized to act on behalf of each of the Trustees to authenticate Securities of such series issued upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 306, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by either or both Trustees hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by either or both Trustees or the respective Trustee’s certificates of authentication, such reference shall be deemed to include authentication and delivery on behalf of either or both Trustees by an Authenticating Agent and a certificate of authentication executed on behalf of either or both Trustees by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Corporation and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof, the District of Columbia or the laws of Canada or any province thereof, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by federal or state authority or Canadian federal or provincial authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, arrangement, amalgamation, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided that such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustees or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustees and to the Corporation. The Trustees may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Corporation. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustees may appoint a successor Authenticating Agent which shall be acceptable to the Corporation and shall give notice of such appointment in the manner provided in Section 106 to all Holders of Securities of the series with respect to which such Authenticating Agent will serve. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Corporation agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to either or both Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

The Bank of New York Mellon,
as U.S. Trustee

By:
As Authenticating Agent

By:

Authorized Signatory

BNY Trust Company of Canada,
as Canadian Co-Trustee

By:
As Authenticating Agent

By:
Authorized Signatory

Section 615.                            Joint Trustees.

The rights, powers, duties and obligations conferred and imposed upon the Trustees are conferred and imposed upon and shall be exercised and performed by the U.S. Trustee and the Canadian Co-Trustee individually, except to the extent the Trustees are required under the Trust Indenture Legislation to perform such acts jointly, and neither Trustee shall be liable or responsible for the acts or omissions of the other Trustee. Unless the context implies or requires otherwise, any written notice, request, direction, certificate, instruction, opinion or other document (each such document, a “Writing”) delivered pursuant to any provisions of this Indenture to any of the U.S. Trustee or the Canadian Co-Trustee shall be deemed for all purposes of this Indenture as delivery of such Writing to the Trustees. Each such Trustee in receipt of such Writing shall notify such other Trustee of its receipt of such Writing within two Business Days of such receipt provided, however, that any failure of such Trustee in receipt of such Writing to so notify such other Trustee shall not be deemed as a deficiency in the delivery of such Writing to the Trustees.

ARTICLE SEVEN

Holders’ Lists and Reports by Trustees and Corporation

Section 701.                                   Corporation to Furnish Trustees Names and Addresses of Holders.

The Corporation will furnish or cause to be furnished to the Trustees

(A)          within 15 days after each Regular Record Date, a list, in such form as the Trustees may reasonably require, of the names and addresses of the Holders of Securities of each series as of such Regular Record Date, and

(B)                               at such other times as the Trustees may reasonably request in writing, within 10 days after the receipt by the Corporation of any such request, a list of similar form and content as of a date not more than 10 days prior to the time such list is furnished;

excluding from any such list names and addresses received by either Trustee in its capacity as Registrar.

Section 702.                            Preservation of Information; Communications to Holders.

The Trustees shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustees as provided in Section 701 and the names and addresses of Holders received by either Trustee in its capacity as Registrar. The Trustees may destroy any list furnished to them as provided in Section 701 upon receipt of a new list so furnished.

The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities, and the corresponding rights and privileges of the Trustees, shall be as provided by the Trust Indenture Legislation.

Every Holder of Securities, by receiving and holding the same, agrees with the Corporation and the Trustees that neither the Corporation nor the Trustees nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Legislation.

Section 703.                            Reports by Trustees.

The Trustees shall transmit to Holders such reports concerning the Trustees and their actions under this Indenture as may be required pursuant to the Trust Indenture Legislation at the times and in the manner provided pursuant thereto. If required by Section 313(a) of the Trust Indenture Act, the Trustees shall, within 60 days after each May 15 following the date of this Indenture, deliver to Holders a brief report, dated as of such May 15, which complies with the provisions of such Section 313(a).

A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustees with each stock exchange upon which any Securities are listed, with the Commission and with the Corporation. The Corporation will promptly notify the Trustees when any Securities are listed on any stock exchange.

Section 704.                            Reports by Corporation.

(1)                                 The Corporation shall supply to Holders and the Trustees, in each case at the Corporation’s own expense, copies of the annual reports and quarterly reports and of any information, documents or reports that the Corporation is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act within 15 days after the same is filed with the Commission. Notwithstanding the foregoing, such reports, information or documents shall be deemed supplied to Holders and the Trustees pursuant to this clause (1) if such reports, information or documents have been filed by the Corporation with the Commission. The Trustees shall have no responsibility to determine if and when any such reports, information or documents have been filed by the Corporation with the Commission. Delivery of these reports, information and documents to the Trustees is for informational purposes only and the Trustees’ receipt of any such report will not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Corporation’s compliance with any of its covenants hereunder (as to which the Trustees are entitled to rely exclusively on Officer’s Certificates).

(2)                                 Notwithstanding that the Corporation may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Commission, the Corporation shall supply to Holders and the Trustees:

(A)                       all annual and quarterly financial statements that the Corporation would have filed with the Commission on Form 40-F and Form 6-K pursuant to Section 13 or Section 15(d) of the Exchange Act as if the Corporation was required, as an MJDS-eligible issuer, to file with the Commission such financial statements; provided, however, that such financial statements shall be prepared in accordance with U.S. GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies and, with respect to the annual financial statements only, including a report thereon by the Corporation’s certified independent accountants, plus, in each case, a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes its financial condition and results of operations on a consolidated basis; and

(B)                               all current reports that would be required to be filed with the Commission on Form 6-K if the Corporation were required to file such reports.

Notwithstanding the foregoing, such statements, reports and information shall be deemed supplied to Holders and the Trustees pursuant to this clause (2) if such statements, reports and information have been posted on the Corporation’s public website under “Investor Relations” or a similar heading.

ARTICLE EIGHT

Consolidation, Merger, Conveyance or Transfer

Section 801. Corporation May Consolidate, Etc., on Certain Terms.

Nothing contained in this Indenture or in any of the Securities shall prevent any consolidation, merger, arrangement or amalgamation of the Corporation with or into any other Person or Persons (whether or not affiliated with the Corporation), or successive consolidations, mergers, arrangements or amalgamations in which the Corporation or its successor or successors shall be a party or parties, or shall prevent any conveyance or transfer of the properties and assets of the Corporation as an entirety or substantially as an entirety to any other Person (whether or not affiliated with the Corporation) lawfully entitled to acquire the same; provided, however, and the Corporation hereby covenants and agrees, that (1) if an Event of Default has occurred and is continuing, it will not enter into any agreement for any such consolidation, merger, arrangement, amalgamation, conveyance or transfer and (2) upon any such consolidation, merger, arrangement, amalgamation, conveyance or transfer, (i) the due and punctual payment of the principal of and premium and Additional Amounts, if any, and interest on all of the Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed by the Corporation, shall be expressly assumed, by indenture supplemental hereto, in form reasonably satisfactory to the Trustees, executed and delivered to the Trustees by the Person (if other than the Corporation) formed by such consolidation, or into which the Corporation shall have been merged, arranged or amalgamated, or by the Person which shall have acquired such properties and assets, and (ii) the Corporation shall deliver to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, arrangement, amalgamation, conveyance or transfer and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 802. Successor Substituted.

Upon any consolidation of the Corporation, arrangement or amalgamation with, merger of the Corporation into, any other Person or any conveyance or transfer of the properties and assets of the Corporation as an entirety or substantially as an entirety in accordance with Section 801, the successor Person formed by such consolidation, arrangement or amalgamation or into which the Corporation is merged or to which such conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Indenture with the same effect as if such successor Person had been named as the Corporation herein, and thereafter the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities so long as the covenants of this Article have been complied with.

ARTICLE NINE

Supplemental Indentures

Section 901.                            Supplemental Indentures Without Consent of Holders.

The Corporation, when authorized by a Board Resolution, and the Trustees, at any time and from time to time, without the consent of any Holders, may enter into one or more indentures supplemental hereto, in form reasonably satisfactory to the Trustees, for any of the following purposes:

(1)                                 to evidence the succession of another Person to the Corporation and the assumption by any such successor of the covenants of the Corporation herein and in the Securities; or

(2)                                 to add to the covenants of the Corporation for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Corporation; or

(3)                                 to add any additional Events of Default for the benefit of the Holders of all or any series of Securities (and if such additional Events of Default are to be for the benefit of less than all series of Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series); or

(4)                                 to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to facilitate the issuance of Securities in uncertificated form; or

(5)                                 to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Securities; provided that any such addition, change or elimination (A) shall neither (i) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Security with respect to such provision or (B) shall become effective only when there is no such Security Outstanding; or

(6)                                 to secure the Securities; or

(7)                                 to establish the form or terms of Securities of any series as permitted by Sections 201 and 301; or

(8)                                 to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by multiple Trustees pursuant to the requirements of Section 611 or the removal of the Canadian Co- Trustee pursuant to Section 610; or

(9)                                 to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided that such action pursuant to this Clause (9) shall not adversely affect the interests of the Holders of Securities of any series in any material respect.

Section 902.                            Supplemental Indentures With Consent of Holders.

With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of all series affected by such supplemental indenture (voting as one class), by Act of said Holders delivered to the Corporation and the Trustees, the Corporation, when authorized by a Board Resolution, and the Trustees may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture, or modifying in any manner the rights of the Holders of Securities under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby,

(1)                                 change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change any obligation of the Corporation to pay Additional Amounts contemplated by Section 1002 (except as contemplated by Section 801 and permitted by Section 901), or reduce the amount of the principal of an Original Issue Discount Security or any other Security which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502 or change the coin or currency in which any Security or any premium, Additional Amounts or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or

(2)                                 reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or

(3)                                 modify any of the provisions of this Section, Section 513 or Section 1005, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to “the Trustees” and concomitant changes in this Section and Section 1005, or the deletion of this proviso, in accordance with the requirements of Sections 611 and 901(8).

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Section 903.         Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustees shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, in addition to the documents required by Section 102, an Opinion of Counsel and an Officer’s Certificate each stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. Each Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Section 904.                            Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 905.                            Conformity with Trust Indenture Act.

Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Legislation.

Section 906.                            Reference in Securities to Supplemental Indentures.

Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustees, bear a notation in form approved by the Trustees as to any matter provided for in such supplemental indenture. If the Corporation shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustees and the Corporation, to any such supplemental indenture may be prepared and executed by the Corporation and authenticated and delivered by either Trustee or both in exchange for Outstanding Securities of such series.

ARTICLE TEN

Covenants

Section 1001.                     Payment of Principal, Premium and Interest.

The Corporation covenants and agrees for the benefit of each series of Securities that it will duly and punctually pay the principal of and any premium and interest on the Securities of that series in accordance with the terms of the Securities and this Indenture.

Section 1002.                     Payment of Taxes

(a)                                 All payments that the Corporation makes under or with respect to the Securities of any series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charges (including, without limitation, penalties, interest and other similar liabilities related thereto) of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of Canada or any other jurisdiction in which the Corporation is incorporated, organized or otherwise resident or engaged in or carrying on business for tax purposes or from or through which the Corporation or its paying agent makes any payment on the Securities of such series, or by any political subdivision or taxing authority or agency thereof or therein (each, a “Relevant Taxing Jurisdiction”), unless withholding or deduction is then required by law. If the Corporation or any other applicable withholding agent is required to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the Securities of any series, the Corporation will pay additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by each Holder or beneficial owner of the Securities of such series after such withholding or deduction (including any withholding or deduction attributable to the Additional Amounts) will be not less than the amount the Holder or beneficial owner would have received if such Taxes had not been required to be withheld or deducted.

(b)                                 The Corporation will not, however, pay Additional Amounts in respect or on account of:

(1)                                 any Taxes that would not have been imposed or levied but for a present or former connection (including, but not limited to, citizenship, nationality, residence, domicile, incorporation, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within such Relevant Taxing Jurisdiction) between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (other than any connection arising solely from the acquisition, ownership or disposition of the Securities of any series, the receipt of payments under or with respect to the Securities of any series, or the exercise or enforcement of rights under or with respect to the Securities of any series or this Indenture);

(2)                                 any Taxes that are imposed or withheld by reason of the failure of the Holder or beneficial owner of Securities of any series, following the Corporation’s written request addressed to the Holder (and made at a time that would enable the Holder or beneficial owner acting reasonably to comply with that request, and in all events at least 30 calendar days before the relevant date on which payment under or with respect to the Securities of such series is due and payable) to comply with any certification or identification requirements, whether required or imposed by statute, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the Holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction), but in each case only to the extent that the Holder or beneficial owner, as the case may be, is legally eligible to provide such certification;

(3)                                 any estate, inheritance, gift, sales, transfer, personal property or similar Taxes;

(4)                                 any Tax which is payable otherwise than by deduction or withholding from payments made under or with respect to the Securities of any series;

(5)                                 any Canadian Taxes paid or payable by reason of (i) the Holder, beneficial owner or other recipient of the amount not dealing at arm’s length with the Corporation for the purposes of the Income Tax Act (Canada), or (ii) the Holder or beneficial owner being, or not dealing at arm’s length with, a “specified shareholder” of the Corporation for the purposes of subsection 18(5) of the Income Tax Act (Canada);

(6)                                 any Tax imposed on or with respect to any payment by the Corporation to the Holder if such Holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that Taxes would not have been imposed on such payment had the beneficiary, partner or other beneficial owner directly held the Securities of any series;

(7)                                 any Tax that is imposed or levied by reason of the presentation (where presentation is required in order to receive payment) of the Securities of a series for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficial owner or Holder thereof would have been entitled to Additional Amounts had the Securities been presented for payment on any date during such 30 day period;

(8)                                 any Tax that is imposed or levied on or with respect to a Security of a series presented for payment on behalf of a Holder or beneficial owner who would have been able to avoid such withholding or deduction by presenting the relevant Security of such series to another paying agent in a member state of the European Union;

(9)                                 any taxes to the extent such taxes are directly attributable to the failure of the holder or beneficial owner to qualify for an exemption from U.S. federal withholding tax with respect to payments of interest pursuant to an applicable income tax treaty to which the United States is a party or pursuant to the “portfolio interest” exemption as defined in Section 871(h) or 881(c), as applicable, of the Internal Revenue Code as in effect on the Issue Date (determined without regard to the requirement that such holder or beneficial owner provide the applicable IRS Form W-8); or

(10)                          any Taxes imposed pursuant to Sections 1471 through 1474 of the Internal Revenue Code as of the Issue Date (and any amended or successor version that is substantially comparable) any regulations or other official guidance thereunder or agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) entered into in connection therewith.

In addition, Additional Amounts will not be payable with respect to any Taxes that are imposed in respect of any combination of the above items.

(c)                                  Notwithstanding Section 1002(b)(4) hereof, where Tax is payable pursuant to Section 803 of the Regulations under the Income Tax Act (Canada) by a Holder or beneficial owner of the Securities in respect of any amount payable under the Securities to the Holder (other than by reason of a transfer of the Securities to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of such Act), but no Additional Amount is paid in respect of such Tax, the Corporation will pay to such Holder an amount equal to such Tax within 45 days after receiving from the Holder a notice containing reasonable particulars of the Tax so payable; provided, that such Holder or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Securities.

(d)                                 The Corporation, if it is an applicable withholding agent (or is otherwise required to withhold amounts under applicable law), will (i) make such withholding or deduction required by applicable law and (ii) remit the full amount deducted or withheld to the relevant taxing authority in accordance with applicable law.

(e)                                  At least 30 calendar days prior to each date on which any payment under or with respect to the Securities of any series is due and payable, if the Corporation will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Securities of such series is due and payable, in which case it will be promptly thereafter), the Corporation will deliver to the Trustee an Officer’s Certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information (other than the identities of Holders and beneficial owners) necessary to enable the Trustee or Paying Agent to pay such Additional Amounts to Holders and beneficial owners on the relevant payment date. The Trustee will make such payments in the same manner as any other payments on the Securities of such series. The Corporation will provide the Trustee with documentation reasonably satisfactory to the Trustee evidencing payment of such Additional Amounts.

(f)                                   Upon request, the Corporation will take reasonable efforts to furnish to the Trustee or a Holder within a reasonable time certified copies of tax receipts or other evidence of the payment by the Corporation of any Taxes imposed or levied by a Relevant Taxing Jurisdiction.

(g)                                  The Corporation will pay any present or future stamp, issue, registration, court documentation, excise or property taxes or other similar taxes, charges and duties, including interest, additions to tax and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the receipt of any payment under or with respect to the Securities of any series, the execution, issue, delivery or registration of the Securities of such series or this Indenture or any other document or instrument referred to thereunder and any such taxes, charges, duties or similar levies imposed by any jurisdiction as a result of, or in connection with, the enforcement of the Securities of such series or this Indenture or any such other document or instrument following the occurrence of any Event of Default with respect to the Securities of such series. The Corporation will not, however, pay such amounts that are imposed on or result from a sale or other transfer or disposition by a Holder or beneficial owner of a Security.

(h)                                 The preceding provisions will survive any termination, defeasance or discharge of this Indenture and shall apply mutatis mutandis to any jurisdiction in which any successor person to the Corporation is organized, incorporated or otherwise resident or engaged in or carrying on business for tax purposes and any political subdivision or taxing authority or agency thereof or therein.

Section 1003.                     Maintenance of Office or Agency.

The Corporation will maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Corporation in respect of the Securities of that series and this Indenture may be served. The Corporation will give prompt written notice to the Trustees of the location, and any change in the location, of such office or agency. If at any time the Corporation shall fail to maintain any such required office or agency or shall fail to furnish the Trustees with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of either Trustee, and the Corporation hereby appoints each of the Trustees as its agent to receive all such presentations, surrenders, notices and demands.

The Corporation may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Corporation of its obligation to maintain an office or agency in each Place of Payment for Securities of any series for such purposes. The Corporation will give prompt written notice to the Trustees of any such designation or rescission and of any change in the location of any such other office or agency.

Section 1004.                     Money for Securities Payments to Be Held in Trust.

If the Corporation shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of or any premium, Additional Amounts or interest on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium, Additional Amounts and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustees of its action or failure so to act.

Whenever the Corporation shall have one or more Paying Agents for any series of Securities, it will, on or prior to each due date of the principal of or any premium, Additional Amounts or interest on any Securities of that series, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held as provided by the Trust Indenture Legislation, and (unless such Paying Agent is a Trustee) the Corporation will promptly notify the Trustees of its action or failure so to act.

The Corporation will cause each Paying Agent for any series of Securities other than a Trustee to execute and deliver to the Trustees an instrument in which such Paying Agent shall agree with the Trustees, subject to the provisions of this Section, that such Paying Agent will (1) comply with the provisions of the Trust Indenture Legislation applicable to it as a Paying Agent and (2) during the continuance of any default by the Corporation (or any other obligor upon the Securities of that series) in the making of any payment in respect of the Securities of that series, upon the written request of the Trustees, forthwith pay to either Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities of that series.

The Corporation may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to either Trustee all sums held in trust hereunder by the Corporation or such Paying Agent, such sums to be held by such Trustee upon the same trusts as those upon which such sums were held by the Corporation or such Paying Agent; and, upon such payment by any Paying Agent to a Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustees or any Paying Agent, or then held by the Corporation, in trust for the payment of the principal of or any premium, Additional Amounts or interest on any Security of any series and remaining unclaimed for two years after such principal, premium, Additional Amounts or interest has become due and payable shall be paid to the Corporation on Company Request, or (if then held by the Corporation) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Corporation for payment thereof, and all liability of the Trustees or such Paying Agent with respect to such trust money, and all liability of the Corporation as trustee thereof, shall thereupon cease; provided, however, that the Trustees or such Paying Agent, before being required to make any such repayment, may at the expense of the Corporation cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the Borough of Manhattan, The City of New York, New York and the City of Toronto, Canada, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Corporation.

Section 1005.                     Statement by Officers as to Default.

The Corporation will deliver to the Trustees, on or before October 15 of each calendar year or on or before such other day in each calendar year as the Corporation and the Trustees may from time to time agree upon, an Officer’s Certificate, stating whether or not to the best knowledge of the signers thereof the Corporation is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Corporation shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

Section 1006.                     Waiver of Certain Covenants.

Except as otherwise specified as contemplated by Section 301 for Securities of such series, the Corporation may, with respect to the Securities of any series, omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 301(20), 901(2) or 901(7) for the benefit of the Holders of such series if before the time for such compliance the Holders of not less than a majority in principal amount of the Outstanding Securities of such series shall, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Corporation and the duties of the Trustees in respect of any such term, provision or condition shall remain in full force and effect. The Corporation will promptly notify the Trustees in writing of any such waiver or the revocation of any such waiver.

Section 1007.                     Calculation of Original Issue Discount.

The Corporation shall file with the Trustees promptly after the end of each calendar year a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on Outstanding Securities as of the end of such year.

ARTICLE ELEVEN

Redemption of Securities

Section 1101.                     Applicability of Article.

Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 301 for such Securities) in accordance with this Article.

Section 1102.                     Election to Redeem; Notice to Trustees.

The election of the Corporation to redeem any Securities shall be evidenced by a Board Resolution or in another manner specified as contemplated by Section 301 for such Securities. In case of any redemption at the election of the Corporation, the Corporation shall, at least 45 days prior to the Redemption Date fixed by the Corporation (unless a shorter notice shall be reasonably satisfactory to the Trustees), notify the Trustees of such Redemption Date, of the principal amount of Securities of such series to be redeemed and, if applicable, of the tenor of the Securities to be redeemed. In the case of any redemption of Securities (a) prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, or (b) pursuant to an election of the Corporation which is subject to a condition specified in the terms of such Securities or elsewhere in this Indenture, the Corporation shall furnish the Trustees with an Officer’s Certificate evidencing compliance with each such restriction or condition.

Section 1103.                     Selection by Trustee of Securities to Be Redeemed.

If less than all the Securities of any series are to be redeemed (unless all the Securities of such series and of a specified tenor are to be redeemed or unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustees, from the Outstanding Securities of such series not previously called for redemption, in accordance with the applicable procedures of the Depositary; provided that the unredeemed portion of the principal amount of any Security shall be in an Authorized Denomination (which shall not be less than the Minimum Authorized Denomination) for such Security. If less than all the Securities of such series and of a specified tenor are to be redeemed (unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustees, from the Outstanding Securities of such series and specified tenor not previously called for redemption in accordance with the preceding sentence.

The Trustees shall promptly notify the Corporation in writing of the Securities selected for redemption as aforesaid and, in the case of any Securities selected for partial redemption as aforesaid, the principal amount thereof to be redeemed.

The provisions of the two preceding paragraphs shall not apply with respect to any redemption affecting only a single Security, whether such Security is to be redeemed in whole or in part. In the case of any such redemption in part, the unredeemed portion of the principal amount of the Security shall be in an Authorized Denomination (which shall not be less than the Minimum Authorized Denomination) for such Security.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

Section 1104.                     Notice of Redemption.

Notice of redemption shall be delivered not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at his address appearing in the Register.

All notices of redemption shall state:

(1)                         the Redemption Date;

(2)                         the Redemption Price or, if not then ascertainable, the manner of calculation thereof;

(3)                         if less than all the Outstanding Securities of any series and of a specified tenor consisting of more than a single Security are to be redeemed, the identification (and, in the case of partial redemption of any such Securities, the principal amounts) of the particular Securities to be redeemed and, if less than all the Outstanding Securities of any series and of a specified tenor consisting of a single Security are to be redeemed, the principal amount of the particular Security to be redeemed;

(4)                         that on the Redemption Date the Redemption Price, together with accrued interest, if any, to the Redemption Date, will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date;

(5)                         the place or places where each such Security is to be surrendered for payment of the Redemption Price and accrued interest, if any, unless it shall have been specified as contemplated by Section 301 with respect to such Securities that such surrender shall not be required;

(6)                         the “CUSIP” number, “ISIN” or “Common Code” number, if any, printed on the Securities being redeemed;

and

(7)                         such other matters as the Corporation shall deem desirable or appropriate.

Unless otherwise specified with respect to any Securities in accordance with Section 301, with respect to any redemption of Securities at the election of the Corporation, unless, upon the giving of notice of such redemption, Defeasance shall have been effected with respect to such Securities pursuant to Section 1202, such notice may state that such redemption shall be conditional upon the receipt by either Trustee or the Paying Agent(s) for such Securities, on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and any premium, Additional Amounts and interest on such Securities and that if such money shall not have been so received such notice shall be of no force or effect and the Corporation shall not be required to redeem such Securities. In the event that such notice of redemption contains such a condition and such money is not so received, the redemption shall not be made and within a reasonable time thereafter notice shall be given, in the manner in which the notice of redemption was given, that such money was not so received and such redemption was not required to be made, and the Trustees or Paying Agent(s) for the Securities otherwise to have been redeemed shall promptly return to the Holders thereof any of such Securities which had been surrendered for payment upon such redemption.

Notice of redemption of Securities to be redeemed at the election of the Corporation, and any notice of non-satisfaction of redemption as aforesaid, shall be given by the Corporation or, at the Corporation’s request, by the Trustees in the name and at the expense of the Corporation. Subject to the preceding paragraph, any such notice of redemption shall be irrevocable.

Section 1105.                     Securities Payable on Redemption Date.

Notice of redemption having been given as aforesaid, and the conditions, if any, set forth in such notice having been satisfied, the Securities or portions thereof so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless, in the case of an unconditional notice of redemption, the Corporation shall default in the payment of the Redemption Price and accrued interest, if any) such Securities or portions thereof, if interest-bearing, shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security or portion thereof shall be paid by the Corporation at the Redemption Price, together with accrued interest, if any, to the Redemption Date; provided, however, that no such surrender shall be a condition to such payment if so specified as contemplated by Section 301 with respect to such Security, and provided further that, unless otherwise specified as contemplated by Section 301, installments of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium and Additional Amounts shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

Section 1106.                     Securities Redeemed in Part.

Any Security which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Corporation or the Trustees so require, due endorsement by, or a written instrument of transfer in form satisfactory to the Corporation and the Trustees duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Corporation shall execute, and the Trustees or either of them, or the Authentication Agent, shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series and of like tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

Section 1107.                     Tax Redemption

The Corporation may, at its option, redeem the Securities of any series, in whole but not in part, at any time upon not less than 30 days’ nor more than 60 days’ written notice to the Holders (which notice shall be given in accordance with Section 1104), at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date fixed for redemption (a “Tax Redemption Date”), premium, if any, and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if the Corporation determines in good faith that the Corporation is, or on the next date on which any amount would be payable in respect of the Securities of such series, would be obligated to pay Additional Amounts in respect of the Securities of such series pursuant to the terms and conditions thereof, which the Corporation cannot avoid by the use of reasonable measures available to it (including, without limitation, making payment through a payment agent located in another jurisdiction), as a result of:

(1)                                 any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction affecting taxation which becomes effective on or after the Issue Date or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the Issue Date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under this Indenture; or

(2)                                 any change in, or amendment to, the official application, administration, or interpretation of the laws, regulations or rulings of any Relevant Taxing Jurisdiction (including by virtue of a holding, judgment, or order by a court of competent jurisdiction or change in published practice or revenue guidance), on or after the Issue Date or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the Issue Date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under this Indenture (each of the foregoing clauses (1) and (2), a “Change in Tax Law”);

provided, however, the Corporation may not redeem the Securities of any series under this Section 1107 if the Change in Tax Law obliging the Corporation to pay Additional Amounts was (i) officially announced by the Relevant Taxing Jurisdiction’s tax authority or a court (including, for the avoidance of doubt, an announcement by or on behalf of the Minister of Finance (Canada) or any provincial or territorial counterpart) or (ii) validly enacted into law by the Relevant Taxing Jurisdiction, in each case, prior to the Issue Date or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the Issue Date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under this Indenture.

This Section 1107 shall apply mutatis mutandis to any successor Person, after such successor Person becomes a party to this Indenture, with respect to a Change in Tax Law occurring after the time such successor Person becomes a party to this Indenture.

ARTICLE TWELVE

Defeasance and Covenant Defeasance

Section 1201.                     Applicability of Article.

Unless, pursuant to Section 301, provision is made that either or both of (a) defeasance of any Securities or any series of Securities under Section 1202 and (b) covenant defeasance of any Securities or any series of Securities under Section 1203 shall not apply to such Securities of a series, then the provisions of either or both of Sections 1202 and Section 1203 as the case may be, together with Sections 1204 and 1205, shall be applicable to the Outstanding Securities of such series upon compliance with the conditions set forth below in this Article.

Section 1202.                     Defeasance and Discharge.

The Corporation may cause itself to be discharged from its obligations with respect to any Securities or any series of Securities on and after the date the conditions set forth in Section 1204 are satisfied (hereinafter called “Defeasance”). For this purpose, such Defeasance means that the Corporation shall be deemed to have paid and discharged the entire indebtedness represented by such Securities and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustees, at the expense of the Corporation, shall execute proper instruments acknowledging the same), subject to the following which shall survive until otherwise terminated or discharged hereunder: (1) the rights of Holders of such Securities to receive, solely from the trust fund described in Section 1204 and as more fully set forth in such Section, payments in respect of the principal of and any premium, Additional Amounts and interest on such Securities when payments are due, (2) the Corporation’s obligations with respect to such Securities under Sections 304, 305, 306, 1002 and 1003 and with respect to the Trustees under Section 607, (3) the rights, powers, trusts, duties and immunities of the Trustees hereunder and (4) this Article. Subject to compliance with this Article, Defeasance with respect to any Securities or any series of Securities by the Corporation is permitted under this Section 1202 notwithstanding the prior exercise by the Corporation of its rights under Section 1203 with respect to such Securities. Following a Defeasance, payment of such Securities may not be accelerated because of an Event of Default.

Section 1203.                     Covenant Defeasance.

The Corporation may cause itself to be released from its obligations under any covenants provided pursuant to Section 301(20), 901(2), 901(6) or 901(7) with respect to any Securities or any series of Securities for the benefit of the Holders of such Securities and the occurrence of any event specified in Section 501(3) (with respect to any such covenants provided pursuant to Section 301(20), 901(2), 901(6) or 901(7)) or 501(6) shall be deemed not to be or result in an Event of Default with respect to such Securities as provided in this Section, in each case on and after the date the conditions set forth in Section 1204 are satisfied (hereinafter called “Covenant Defeasance”). For this purpose, such Covenant Defeasance means that, with respect to such Securities, the Corporation may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section (to the extent so specified in the case of Section 501(3)), whether directly or indirectly by reason of any reference elsewhere herein to any such Section or by reason of any reference in any such Section to any other provision herein or in any other document, but the remainder of this Indenture and such Securities shall be unaffected thereby.

Section 1204.                     Conditions to Defeasance or Covenant Defeasance.

The following shall each be a condition precedent to the application of Section 1202 or Section 1203 to any Securities or any series of Securities, as the case may be:

(1)                                 The Corporation shall have irrevocably deposited or caused to be deposited with either Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (A) money in an amount, or (B) Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount, or (C) a combination thereof, sufficient, in the case of (B) or (C), in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustees, to pay and discharge, and which shall be applied by such Trustee to pay and discharge, the principal of and any premium, Additional Amounts and interest on such Securities on the applicable Stated Maturities or on any Redemption Date established pursuant to Clause (3) below, in accordance with the terms of this Indenture and such Securities. As used herein, “Government Obligation” means (x) any security which is (i) a direct obligation of the United States of America or the government which issued the foreign currency in which such Securities are payable, for the payment of which its full faith and credit is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which such Securities are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any Government Obligation which is specified in Clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

(2)                                 No event which is, or after notice or lapse of time or both would become, an Event of Default with respect to such Securities or any other Securities shall have occurred and be continuing at the time of such deposit or, with regard to any such event specified in Sections 501(4) and (5), at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

(3)                                 If the Securities are to be redeemed prior to the applicable Stated Maturity (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustees shall have been made.

(4)                                 The Corporation shall have delivered to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with.

Section 1205.                     Deposited Money and Government Obligations to Be Held in Trust; Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 1003, all money and Government Obligations (including the proceeds thereof) deposited with either Trustee pursuant to Section 1204 in respect of any Securities shall be held in trust and applied by such Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any such Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustees may determine, to the Holders of such Securities, of all sums due and to become due thereon in respect of principal and any premium, Additional Amounts and interest, but money so held in trust need not be segregated from other funds except to the extent required by law. Moneys and Government Obligations (and the proceeds thereof) held pursuant to this Section for the benefit of the Holders of Subordinated Securities shall not be subject to the subordination provisions established with respect to such Securities pursuant to Section 301(20).

The Corporation shall pay and indemnify the Trustees against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 1204 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities.

Anything in this Article to the contrary notwithstanding, each Trustee shall deliver or pay to the Corporation from time to time upon Company Request any money or Government Obligations held by it as provided in Section 1204 with respect to any Securities which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustees, are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to such Securities.

Section 1206.                     Reinstatement.

If and for so long as the Trustees are unable to apply any money or Government Obligations held in trust pursuant to Section 1003, Section 1204 or Section 1205 by reason of any legal proceeding or by reason of any order or judgment of any court or government agency enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations with respect to this Indenture and the Securities will be reinstated as though no such deposit in trust had been made. If the Corporation makes any payment of principal of or interest on any Securities because of the reinstatement of its obligations, it will be subrogated to the rights of the Holders of such Securities to receive such payment from the money or Government Obligations held in trust.

ARTICLE THIRTEEN

Immunity of Incorporators, Stockholders, Officers and Directors

Section 1301.                     Indenture and Securities Solely Corporate Obligations.

No recourse for the payment of the principal of or any premium, Additional Amounts or interest on any Security, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Corporation in this Indenture or in any supplemental indenture, or in any Security, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director or employee, as such, past, present or future, of the Corporation or of any successor corporation, either directly or through the Corporation or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Securities.

ARTICLE FOURTEEN

Subordination of Subordinated Securities

Section 1401.                     Agreement to Subordinate.

The Corporation covenants and agrees, and each Holder of any Subordinated Security issued hereunder by his acceptance thereof, whether upon original issue or upon transfer or assignment, likewise covenants and agrees, that the principal of (and premium and Additional Amounts, if any) and interest on each and all of the Subordinated Securities issued hereunder are hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Senior Indebtedness.

Section 1402.                     Payment on Dissolution, Liquidation or Reorganization; Default on Senior Indebtedness.

Upon any payment or distribution of assets or securities of the Corporation of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of the Corporation, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other similar proceedings, or upon any assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Corporation or otherwise, all principal of (and premium and Additional Amounts, if any) and interest then due upon all Senior Indebtedness shall first be paid in full, or payment thereof provided for in money or money’s worth, before the Holders of the Subordinated Securities or the Trustees on their behalf shall be entitled to receive any assets or securities (other than shares of stock of the Corporation as reorganized or readjusted or securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment, junior to, or the payment of which is subordinated at least to the extent provided in this Article to the payment of, all Senior Indebtedness which may at the time be outstanding or any securities issued in respect thereof under any such plan of reorganization or readjustment) in respect of the Subordinated Securities (for principal, premium, Additional Amounts or interest). Upon any such dissolution or winding up or liquidation or reorganization, any payment or distribution of assets or securities of the Corporation of any kind or character, whether in cash, property or securities (other than as aforesaid), to which the Holders of the Subordinated Securities or the Trustees on their behalf would be entitled, except for the provisions of this Article, shall be made by the Corporation or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, direct to the holders of Senior Indebtedness or their representatives to the extent necessary to pay all Senior Indebtedness in full, in money or money’s worth, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness. In the event that, notwithstanding the foregoing, the Trustees or the Holder of any Subordinated Security shall, under the circumstances described in the two preceding sentences, have received any payment or distribution of assets or securities of the Corporation of any kind or character, whether in cash, property or securities (other than as aforesaid) before all Senior Indebtedness is paid in full or payment thereof provided for in money or money’s worth, and if such fact shall then have been made known to the Trustees or, as the case may be, such Holder, then such payment or distribution of assets or securities of the Corporation shall be paid over or delivered forthwith to the receiver, trustee in bankruptcy, liquidating trustee, agent or other person making payment or distribution of assets or securities of the Corporation for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all Senior Indebtedness in full, in money or money’s worth, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

Subject to the payment in full, in money or money’s worth, of all Senior Indebtedness, the Holders of the Subordinated Securities (together with the holders of any indebtedness of the Corporation which is subordinate in right of payment to the payment in full of all Senior Indebtedness and which is not subordinate in right of payment to the Subordinated Securities) shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distribution of assets or securities of the Corporation applicable to Senior Indebtedness until the principal of (and premium and Additional Amounts, if any) and interest on the Senior Indebtedness shall be paid in full. No such payments or distributions applicable to Senior Indebtedness shall, as between the Corporation, its creditors other than the holders of Senior Indebtedness, and the Holders of the Subordinated Securities, be deemed to be a payment by the Corporation to or on account of the Subordinated Securities, it being understood that the provisions of this Article are and are intended solely for the purpose of defining the relative rights of the Holders of the Subordinated Securities, on the one hand, and the holders of Senior Indebtedness, on the other hand. Nothing contained in this Article or elsewhere in this Indenture or in the Subordinated Securities is intended to or shall impair, as between the Corporation and the Holders of Subordinated Securities, the obligation of the Corporation, which is unconditional and absolute, to pay to the Holders of the Subordinated Securities the principal of (and premium and Additional Amounts, if any) and interest on the Subordinated Securities as and when the same shall become due and payable in accordance with their terms, or to affect (except to the extent specifically provided above in this paragraph) the relative rights of the Holders of the Subordinated Securities and creditors of the Corporation other than the holders of Senior Indebtedness. Nothing contained herein shall prevent the Trustees or the Holder of any Subordinated Security from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article, of the holders of Senior Indebtedness in respect of assets or securities of the Corporation of any kind or character, whether cash, property or securities, received upon the exercise of any such remedy.

Upon any payment or distribution of assets or securities of the Corporation referred to in this Article, the Trustees and the Holders of the Subordinated Securities shall be entitled to rely upon any order or decree of a court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, and upon a certificate of the receiver, trustee in bankruptcy, liquidating trustee, agent or other person making any such payment or distribution, delivered to the Trustees or to the Holders of the Subordinated Securities for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Corporation, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article.

If:

(1)                                 there shall have occurred a default in the payment on account of the principal of (or premium or Additional Amounts, if any) or interest on or other monetary amounts due and payable on any Senior Indebtedness, or

(2)                                 any other default shall have occurred concerning any Senior Indebtedness which permits the holder or holders thereof to accelerate the maturity of such Senior Indebtedness following notice, the lapse of time, or both, or

(3)                                 during any time Senior Indebtedness is outstanding, the principal of, and accrued interest on, any series of Subordinated Securities shall have been declared due and payable upon an Event of Default pursuant to Section 502 hereof (and such declaration shall not have been rescinded or annulled pursuant to this Indenture);

then, unless and until such default shall have been cured or waived or shall have ceased to exist, or such declaration shall have been waived, rescinded or annulled, no payment shall be made by the Corporation on account of the principal (or premium or Additional Amounts, if any) or interest on the Subordinated Securities.

The Trustees shall be entitled to rely on the delivery to them of a written notice by a Person representing himself to be a holder of Senior Indebtedness (or a representative of such holder or a trustee under any indenture under which any instruments evidencing any such Senior Indebtedness may have been issued) to establish that such notice has been given by a holder of such Senior Indebtedness or such representative or trustee on behalf of such holder. In the event that the Trustees determine in good faith that further evidence is required with respect to the right of any Person as a holder of Senior Indebtedness to participate in any payment or distribution pursuant to this Article Fifteen, the Trustees may request such Person to furnish evidence to the reasonable satisfaction of the Trustees as to the amount of Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the right of such Person under this Article Fifteen, and, if such evidence is not furnished, the Trustees may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment or distribution.

Section 1403.                     Payment Prior to Dissolution or Default.

Nothing contained in this Article or elsewhere in this Indenture, or in any of the Subordinated Securities, shall prevent (a) the Corporation, at any time except under the conditions described in Section 1502 or during the pendency of any dissolution or winding up or total or partial liquidation or reorganization proceedings therein referred to, from making payments at any time of principal of (or premium or Additional Amounts, if any) or interest on Subordinated Securities or from depositing with either Trustee or any Paying Agent moneys for such payments, or (b) the application by either Trustee or any Paying Agent of any moneys deposited with it under this Indenture to the payment of or on account of the principal of (or premium or Additional amounts, if any) or interest on Subordinated Securities to the Holders entitled thereto if such payment would not have been prohibited by the provisions of Section 1502 on the day such moneys were so deposited.

Notwithstanding the provisions of Section 1501 or any other provision of this Indenture, the Trustees and any Paying Agent shall not be charged with knowledge of the existence of any Senior Indebtedness, or of the occurrence of any default with respect to Senior Indebtedness of the character described in Section 1502, or of any other facts which would prohibit the making of any payment of moneys to or by the Trustees or such Paying Agent, unless and until the Trustees shall have received, no later than three Business Days prior to such payment, written notice thereof from the Corporation or from a holder of such Senior Indebtedness and the Trustees shall not be affected by any such notice which may be received by them on or after such third Business Day.

Section 1404.                     Securityholders Authorize Trustees to Effectuate Subordination of Securities.

Each Holder of Subordinated Securities by his or her acceptance thereof authorizes and expressly directs the Trustees on his or her behalf to take such action in accordance with the terms of this Indenture as may be necessary or appropriate to effectuate the subordination provisions contained in this Article Fifteen and to protect the rights of the Holders of Subordinated Securities pursuant to this Indenture, and appoints each of the Trustees his or her attorney-in-fact for such purpose.

Section 1405.                     Right of Trustee to Hold Senior Indebtedness.

The Trustees shall be entitled to all of the rights set forth in this Article Fifteen in respect of any Senior Indebtedness at any time held by either of them to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture shall be construed to deprive a Trustee of any of its rights as such holder.

Section 1406.                     Article Fifteen Not to Prevent Events of Default.

The failure to make a payment on account of principal of, premium, if any, Additional Amounts or interest on the Subordinated Securities by reason of any provision of this Article Fifteen shall not be construed as preventing the occurrence of an Event of Default under Section 501 or an event which with the giving of notice or lapse of time, or both, would become an Event of Default or in any way prevent the Holders of Subordinated Securities from exercising any right hereunder other than the right to receive payment on the Subordinated Securities.

Section 1407.                     No Fiduciary Duty of Trustees to Holders of Senior Indebtedness.

The Trustees shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness, and shall not be liable to any such holders (other than for its willful misconduct, bad faith or negligence) if either of them shall in good faith mistakenly pay over or distribute to the Holders of Subordinated Securities or the Corporation or any other Person, cash, property or securities to which any holders of Senior Indebtedness shall be entitled by virtue of this Article Fifteen or otherwise. Nothing in this Section 1507 shall affect the obligation of any other such Person to hold such payment for the benefit of, and to pay such payment over to, the holders of Senior Indebtedness or their representative. Nothing in this Article Fifteen shall apply to amounts due the Trustees pursuant to Section 607 or any other Section of this Indenture.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

Fortis Inc.

By:	/s/ Barry V. Perry
Barry V. Perry
President and Chief Executive Officer

By:	/s/ David C. Bennett
David C. Bennett
Executive Vice President, Chief Legal
Officer and Corporate Secretary

[Signature Page to Indenture]

The Bank of New York Mellon,
as U.S. Trustee

By:	/s/ James Briggs
Name:	James Briggs
Title:	Vice President

BNY Trust Company of Canada,
as Canadian Co-Trustee

By:	/s/ James Briggs
Name:	James Briggs
Title:	Authorized Signor

[Signature Page to Indenture]

Exhibit A

[Form of Face of Security]

[Insert the Global Security Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Canadian Resale Legend, if applicable pursuant to the terms of the Indenture]

[Insert any legend required by the Internal Revenue Code or the Income Tax Act (Canada) and the regulations thereunder.]

FORTIS INC.

No.	$
CUSIP No.

Fortis Inc., a corporation duly continued and existing under the laws of the province of Newfoundland and Labrador, Canada (herein called the “Corporation,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to                        , or registered assigns, the principal sum of                       Dollars on [if the Security is to bear interest prior to Maturity and interest payment periods are not extendable, insert—, and to pay interest thereon from                   or from the most recent Interest Payment Date to which interest has been paid or duly provided for, [insert— semi-annually, quarterly, monthly or other description of the relevant payment period] on                         ,        , and                                in each year, commencing                            ,            , at the rate of            % per annum, until the principal hereof is paid or made available for payment [if applicable, insert—; provided that any principal, Additional Amounts and premium, and any such installment of interest, which is overdue shall bear interest at the rate of           % per annum (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand]. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date (other than an Interest Payment Date that is the Stated Maturity or a Redemption Date) will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the                                (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustees, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange, if any, on which the Securities of this series may be listed, and upon such notice as may be required by any such exchange, all as more fully provided in said Indenture].

[If the Security is not to bear interest prior to Maturity, insert—The principal of this Security shall not bear interest except in the case of a default in payment of principal upon acceleration, upon redemption or at Stated Maturity and in such case the overdue principal and any overdue premium or Additional Amounts shall bear interest at the rate of            % per annum (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment. Interest on any overdue principal, Additional Amounts or premium shall be payable on demand. Any such interest on overdue principal, Additional Amounts or premium which is not paid on demand shall bear interest at the rate of           % per annum (to the extent that the payment of

Exhibit A-1

such interest on interest shall be legally enforceable), from the date of such demand until the amount so demanded is paid or made available for payment. Interest on any overdue interest shall be payable on demand.]

Payment of the principal of (and premium and Additional Amounts, if any) and [if applicable, insert—any such] interest on this Security will be made at the office or agency of the Corporation maintained for that purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. [if applicable, insert—; Payments of principal of, premium, if any, Additional Amounts, if any, and interest on the Securities of this series represented by a Global Security shall be made by wire transfer of immediately available funds to the Holder of such Global Security, provided that, in the case of payments of principal and premium, if any, such Global Security is first surrendered to the Paying Agent. If any of the Securities of this series are no longer represented by a Global Security, (i) payments of principal, premium, if any, and interest due at the Stated Maturity or earlier redemption of such Securities shall be made at the office of the Paying Agent upon surrender of such Securities to the Paying Agent, and (ii) at the option of the Corporation payment of interest may be made by (A) check mailed to the address of the Person entitled thereto as such address shall appear in the Register or (B) wire transfer at such place and to such account at a banking institution in the United States as may be designated in writing to the Trustees at least five (5) Business Days prior to the date for payment by the Person entitled thereto].

REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS SECURITY SET FORTH ON THE REVERSE HEREOF, WHICH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS IF SET FORTH AT THIS PLACE.

Unless the certificate of authentication hereon has been executed by a Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

Exhibit A-2

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

Dated:

Fortis Inc.

By:
Name:
Title:

By:
Name:
Title:

Exhibit A-3

[Form of Reverse of Security]

This Security is one of a duly authorized issue of securities of the Corporation (herein called the ”Securities”), issued and to be issued in one or more series under an Indenture, dated as of                               (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Corporation and The Bank of New York Mellon (the “U.S. Trustee”) and BNY Trust Company of Canada (the “Canadian Co-Trustee” and, together with the U.S. Trustee, the “Trustees” or each a “Trustee”, which terms include their respective successor trustees under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitation of rights, duties and immunities thereunder of the Corporation, the Trustees [if applicable, insert—, the holders of Senior Indebtedness] and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof [if applicable, insert—, [initially] limited in aggregate principal amount to $                           , provided that the Corporation may, without the consent of any Holder, at any time and from time to time, increase the initial principal amount].

[If applicable, insert—The Securities of this series are subject to redemption upon not less than 30 days’ notice by mail, at any time [if

applicable, insert—on or after                 ,          ], as a whole or in part, at the election of the Corporation, at the following Redemption Prices (expressed as percentages of the principal amount): If redeemed [if applicable, insert— on or before                  ,       ,        %, and if redeemed] during the 12-month period beginning                           of the years indicated,

YEAR	REDEMPTION PRICE	YEAR	REDEMPTION PRICE

and thereafter at a Redemption Price equal to        % of the principal amount, together in the case of any such redemption with accrued interest to the Redemption Date, but interest installments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof, all as provided in the Indenture.]

[If applicable, insert — The Securities of this series are subject to redemption as a whole, but not in part, at the option of the Corporation, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount plus accrued and unpaid interest thereon to the Tax Redemption Date, in the event the Corporation has become or would become obligated to pay, on the next date on which any amount would be payable in respect of the Securities of this series any Additional Amounts as a result of certain changes affecting Canadian withholding taxes on or after the Issue Date.]

[If applicable, insert—Notwithstanding the foregoing, the Corporation may not, prior to                          ,         , redeem any Securities of this series as contemplated by [if applicable, insert—Clause (2) of] the preceding paragraph as a part of, or in anticipation of, any refunding operation by the application, directly or indirectly, of moneys borrowed having an interest cost to the Corporation (calculated in accordance with generally accepted financial practice) of less than        % per annum.]

[If the Security is subject to redemption of any kind, insert—In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.]

[If applicable, insert—The Indenture contains provisions for defeasance at any time of [the entire indebtedness of this Security] [or] [certain restrictive covenants and Events of Default with respect to this Security] [, in each case] upon compliance with certain conditions set forth in the Indenture.]

Exhibit A-4

[If applicable, insert—In addition to the rights provided to Holders of Securities under the Indenture, Holders of Restricted Global Securities and Restricted Definitive Securities that are Initial Securities shall have all the rights set forth in the Registration Rights Agreement, dated as of                            , between the Corporation and the parties named on the signature pages thereto or, in the case of Additional Securities, Holders of Restricted Global Securities and Restricted Definitive Securities shall have the rights set forth in one or more registration rights agreements, if any, among the Corporation and the other parties thereto, relating to rights given by the Corporation to the purchasers of any Additional Securities.]

[If the Security is not an Original Issue Discount Security, insert—If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner, with the effect and subject to the conditions set forth in the Indenture.]

[If the Security is an Original Issue Discount Security, insert—If an Event of Default with respect to the Securities of this series shall occur and be continuing, an amount of principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. Such amount shall be equal to [insert formula for determining the amount]. Upon payment of (i) the amount of principal so declared due and payable and (ii) interest on any overdue principal, premium, Additional Amounts and interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Corporation’s obligations in respect of the payment of the principal of and premium, Additional Amounts and interest, if any, on the Securities of this series shall terminate.]

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of all series affected under the Indenture at any time by the Corporation and the Trustees with the consent of the Holders of a majority in principal amount of the Securities of all series at the time Outstanding affected thereby (voting as one class). The Indenture contains provisions permitting the Holders of not less than a majority in principal amount of the Securities of all series at the time Outstanding with respect to which a default under the Indenture shall have occurred and be continuing (voting as one class), on behalf of the Holders of the Securities of all such series, to waive, with certain exceptions, such past default with respect to all such series and its consequences. The Indenture also permits the Holders of not less than a majority in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Corporation with certain provisions of the Indenture. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder unless such Holder shall have previously given a Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than a majority in principal amount of the Securities of this series at the time Outstanding shall have made written request to a Trustee to institute proceedings in respect of such Event of Default as Trustee and offered such Trustee reasonable indemnity, and such Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium, Additional Amounts or interest hereon on or after the respective due dates expressed herein.

Exhibit A-5

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of and any premium, Additional Amounts and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

For disclosure purposes under the Interest Act (Canada), whenever in the Securities of this series or the Indenture interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Register, upon surrender of this Security for registration of transfer at the office or agency of the Corporation in any place where the principal of and any premium, Additional Amounts and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Corporation and the Trustees may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Corporation, the Trustees and any agent of the Corporation or the Trustees may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Corporation, the Trustees nor any such agent shall be affected by notice to the contrary.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Exhibit A-6

Exhibit B

Form of Certificate of Transfer

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street

St. John’s, Newfoundland and Labrador, Canada, A1E 034

The Bank of New York Mellon

101 Barclay Street, Floor 7E

New York, New York 10286

Attention: Corporate Trust

BNY Trust Company of Canada

320 Bay Street, 11th Floor

Toronto, Ontario, Canada M5H 4A6

Attention: Corporate Trust

Re:       [•]% Notes due [•] (the “Securities”)

Reference is hereby made to the Indenture, dated as of [•] (the “Indenture”), among Fortis Inc. (the “Corporation), The Bank of New York Mellon, (the “U.S. Trustee”) and BNY Trust Company of Canada (“Canadian Co-Trustee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                                                 , (the “Transferor”) owns and proposes to transfer the Security[ies] or interest in such Security[ies] specified in Annex A hereto, in the principal amount of US$                               in such Security[ies] or interests (the “Transfer”), to                                                           (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

☐         Check if Transferee will take delivery of a beneficial interest in the 144A Global Security or a Definitive Security Pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Security is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Security for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Security and/or the Definitive Security and in the Indenture and the Securities Act.

☐         Check if Transferee will take delivery of a beneficial interest in the Restricted Global Security or a Restricted Definitive Security pursuant to the securities laws of any of the provinces and territories of Canada and the respective regulations, rules, rulings, decisions and orders made thereunder, together with the multilateral or national instruments and notices issued or adopted by the securities

Exhibit B-1

commissions or securities regulatory authorities in such provinces or territories (collectively, “Canadian Securities Laws”). The Transfer is being effected pursuant to and in accordance with Canadian Securities Laws, and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Security is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Security as principal and is an “accredited investor” as defined in Canadian Securities Laws. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will be subject to the restrictions on transfer enumerated in the Canadian Resale Legend printed on the Restricted Global Security and/or the Restricted Definitive Security and in the Indenture and the Securities Act, unless, among other conditions, four months and one day have elapsed since the date of issuance of the Securities represented thereby.

☐            Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Security or a Definitive Security pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(a) of Regulation S under the Securities Act, and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Regulation S Global Security and/or the Definitive Security and in the Indenture and the Securities Act.

☐            Check and complete if Transferee will take delivery of a Definitive Security pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Security and Restricted Definitive Security and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

☐            such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

☐            such Transfer is being effected to the Corporation or any of its Subsidiaries;

or

☐            such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act.

☐            Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Security or of an Unrestricted Definitive Security.

☐            Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer

Exhibit B-2

restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Security, on Restricted Definitive Security and in the Indenture.

☐            Check if Transfer is pursuant to Canadian Securities Laws. (i) The Transfer is being effected pursuant to and in accordance with Canadian Securities Laws and in compliance with the transfer restrictions contained in the Indenture and (ii) the restrictions on transfer contained in the Indenture and the Canadian Resale Legend are not required in order to maintain compliance with Canadian Securities Laws. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will no longer be subject to the restrictions on transfer enumerated in the Canadian Resale Legend printed on the Restricted Global Security, on the Restricted Definitive Security and in the Indenture.

☐            Check if Transfer is Pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Security, on Restricted Definitive Security and in the Indenture.

☐            Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Security or Restricted Definitive Security and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Corporation.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

Exhibit B-3

ANNEX A TO CERTIFICATE OF TRANSFER

1.                                              The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)           a beneficial interest in the:

(i)          144A Global Security (CUSIP                          ), or

(ii)         Regulation S Global Security (CUSIP                          ); or

(b)           a Restricted Definitive Security.

2.                                           After the Transfer the Transferee will hold:

[CHECK ONE OF (a), (b) OR (c)]

(a)           a beneficial interest in the:

(i)          144A Global Security (CUSIP                          ), or

(ii)         Regulation S Global Security (CUSIP                          ), or

(iii)        Unrestricted Global Security (CUSIP                          ); or

(b)           a Restricted Definitive Security; or

(c)           an Unrestricted Definitive Security,

in accordance with the terms of the Indenture.

Exhibit B-4

Exhibit C

Form of Certificate of Exchange

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street

St. John’s, Newfoundland and Labrador, Canada, A1E 034

The Bank of New York Mellon

101 Barclay Street, Floor 7E

New York, New York 10286

Attention: Corporate Trust

BNY Trust Company of Canada

320 Bay Street, 11th Floor

Toronto, Ontario, Canada M5H 4A6

Attention: Corporate Trust

Re:                             [•]% Notes due [•]

Reference is hereby made to the Indenture, dated as of October 4, 2016 (the “Indenture”), among Fortis Inc. (the “Corporation), The Bank of New York Mellon (the “U.S. Trustee”) and BNY Trust Company of Canada (the “Canadian Co-Trustee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                                                , (the “Owner”) owns and proposes to exchange the Security[ies] or interest in such Security [ies] specified herein, in the principal amount of US$                           in such Security[ies] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

☐                            Exchange of Restricted Definitive Securities or Beneficial Interests in a Restricted Global Security for Unrestricted Definitive Securities or Beneficial Interests in an Unrestricted Global Security evidencing the same indebtedness as the Restricted Global Security

☐                                    Check if Exchange is from beneficial interest in a Restricted Global Security to beneficial interest in an Unrestricted Global Security. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Security for a beneficial interest in an Unrestricted Global Security in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Security and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Security is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

☐                                    Check if Exchange is from beneficial interest in a Restricted Global Security to Unrestricted Definitive Security. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Security for an Unrestricted Definitive Security, the Owner hereby certifies (i) the Unrestricted Definitive Security is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted

Exhibit C-1

Global Security and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Security is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

☐                                    Check if Exchange is from Restricted Definitive Security to beneficial interest in an Unrestricted Global Security. In connection with the Owner’s Exchange of a Restricted Definitive Security for a beneficial interest in an Unrestricted Global Security, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Security and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

☐                                    Check if Exchange is from Restricted Definitive Security to Unrestricted Definitive Security. In connection with the Owner’s Exchange of a Restricted Definitive Security for an Unrestricted Definitive Security, the Owner hereby certifies (i) the Unrestricted Definitive Security is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Security and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Security is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

☐                                    Exchange of Restricted Definitive Securities or Beneficial Interests in Restricted Global Securities for Restricted Definitive Securities or Beneficial Interests in Restricted Global Securities

☐                                    Check if Exchange is from beneficial interest in a Restricted Global Security to Restricted Definitive Security. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Security for a Restricted Definitive Security with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Security is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Security issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Security and in the Indenture and the Securities Act.

☐                                    Check if Exchange is from Restricted Definitive Security to beneficial interest in a Restricted Global Security. In connection with the Exchange of the Owner’s Restricted Definitive Security for a beneficial interest in the [CIRCLE ONE] 144A Global Security or Regulation S Global Security with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Definitive Security and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Security and in the Indenture and the Securities Act.

Exhibit C-2

This certificate and the statements contained herein are made for your benefit and the benefit of the Corporation.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

Exhibit C-3